                                                     Registration No. 333- 88583

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                      ----------------------------------
                              AMENDMENT NO. 1 ON
                        FORM S-2 REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933
                                      TO
                                   FORM S-4
                       --------------------------------

                    UNITED FINANCIAL BANKING COMPANIES, INC.
             (Exact name of registrant as specified in its charter)

         Virginia                                               54-1201253
   (State or other jurisdiction                               (I.R.S. Employer
 of incorporation or organization)                        Identification Number)
                              8399 Leesburg Pike
                            Vienna, Virginia 22182
                                (703) 734-0070
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               Harold C. Rauner
                     President and Chief Executive Officer
                   United Financial Banking Companies, Inc.
                              8399 Leesburg Pike
                            Vienna, Virginia 22182
                                (703) 734-0070
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:
                            David H. Baris, Esquire
                            Noel M. Gruber, Esquire
                        Kennedy, Baris & Lundy, L.L.P.
                        4701 Sangamore Road, Suite P-15
                           Bethesda, Maryland 20816

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, check the following box.                                               [_]
If the registrant elects to deliver a copy of its latest annual report to securityholders or a complete and legible facsimile thereof, pursuant to item
11(a)(1) of this form, check the following box.                              [X]
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.                   [_] ____________
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                          [_] ____________
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                          [_] ____________
If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.                                              [_]

  Title of Shares                 Amount to be          Proposed Maximum              Proposed Maximum                Amount of
  to be Registered                 Registered        Offering Price Per Unit      Aggregate Offering Price        Registration Fee
---------------------             -------------      -----------------------      ------------------------       ------------------
Common Stock, $1.00 par value      $6,142,230                 $9.00                     $6,142,230(1)               $1,707.34(3)

Warrants to Purchase shares of
  common stock, $1.00 par value         --                      N/A                               (2)

----------
(1)  Calculated in accordance with Rule 451(a) and (h).
(2) Aggregate exercise price of warrants included in proposed maximum aggregate offering price of common stock.
(3) Paid in connection with filing of Form S-4. This registration statement amends the Form S-4 to correct form type.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Prospectus


                   UNITED FINANCIAL BANKING COMPANIES, INC.



     United Financial Banking Companies, Inc., the holding company for The Business Bank, Vienna, Virginia. This prospectus covers the registration under the Securities Act of 1933 of 644,150 shares of our common stock which were issued in private placements, or which result from the conversion or exchange of other securities issued in private placements. This prospectus also covers the registration of 34,000 warrants to purchase shares of common stock and the shares of common stock issuable upon the exercise of the warrants, which were issued in private placements. These shares and warrants may be offered and sold from time too time by the shareholders identified in this prospectus.


                               _________________

Shares of UFBC's common stock are not deposits, savings accounts, or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. Investing in common stock involves investment risks.

                               _________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common stock or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

                               __________________

Consider carefully the "Risk Factors" beginning on page    of this prospectus.



         The date of this prospectus is                       , 2000

                                    SUMMARY

     This summary presents selected information from this prospectus. You should carefully read this entire document and the documents to which the prospectus refers in order to understand this offering. See "Additional Information" (page ). Items in this summary include page references that direct you to more complete descriptions in this document of the topics discussed.

                                    General

     United Financial Banking Companies, Inc. is registering for sale 644,150 outstanding shares of its common stock issued in private placement transactions, or which result from the conversion or exchange of other securities issued in private placements. UFBC is also registering 34,000 warrants to purchase shares of common stock and the shares of common stock issuable upon the exercise of the warrants, which were issued in private placements. The shares and warrants issued in private placements were not registered under the Securities Act of 1933, and generally remain "restricted securities," meaning that they are subject to restrictions on transfer, and have a legend printed on them identifying that fact.

     As a result of this registration, the shares and warrants may generally be offered for resale, resold and otherwise transferred by a holder (other than a holder who is a broker-dealer or who makes a public distribution within the meaning of the Securities Act) without further compliance with the registration and prospectus delivery requirements of the Securities Act. Exchanging shareholders who are directors, executive officers or significant shareholders may still be subject to limitations on the volume of their sales.

     These shares and warrants may be offered and sold from time to time by the shareholders identified in this prospectus.

                   United Financial Banking Companies, Inc.

United Financial Banking Companies, Inc. (page    )
8399 Leesburg Pike
Vienna, Virginia 22182
(703)-734-0070

     UFBC is a one-bank holding company headquartered in Vienna, Virginia. It provides commercial and consumer banking services through its banking subsidiary, The Business Bank. UFBC was organized in 1982 to be the holding company for The Business Bank, and acquired all of the stock of the Bank in July 1983. The Business Bank was chartered under Virginia law in 1980 and began full scale operations in 1982. At March 31, 2000, UFBC had total assets of $61 million, deposits of $53 million, and shareholders' equity of $7 million. Shareholders' equity increased in 1999 and 2000 as a result of sales in a public offering of 155,909 shares of common stock and as a result of the exercise of warrants for the purchase of 14,000 shares of common stock.

     The Business Bank, UFBC's primary subsidiary, conducts a general commercial banking business and specializes in offering banking services to businesses and professionals. These services include the usual deposit functions of commercial banks, including business and personal checking accounts, "NOW" accounts and savings accounts; business and commercial loans; and collections processing. The Business Bank is an insured state bank which is not a member of the Federal Reserve System and its deposits are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation.

     The Business Bank markets its services to professionals and small and medium sized businesses in its service area of Northern Virginia and surrounding communities, through its main office in Vienna, Virginia and one branch office located in McLean, Virginia, which opened in June 1999. The bank believes that professionals and small businesses represent a profitable market segment whose needs have not been met by many retail banks. In order to fully meet the banking needs of its business and professional customer base, and to remain competitive in the current market, the services offered by The Business Bank also include products such as consumer installment and mortgage loans. The Business Bank expects that this expanded product line will help it maintain its core accounts and enable it to diversify asset growth.

     The Business Bank intends to establish additional branches in the communities surrounding its main office in Tysons Corner, as a means of enhancing the attractiveness of its services to professionals and businesses in the Northern Virginia area, and of expanding its consumer oriented retail banking business. We cannot be certain as to when or if suitable locations will be found, whether regulatory approval for additional branches will be obtained, or if such additional branches will be profitable.

History of Operating Losses

     Beginning in 1990 and continuing through 1996, UFBC experienced a consistent pattern of operating losses. These losses resulted primarily from high levels of non-performing assets, and related provisions for loan losses and charge-offs resulting from defaulted real estate acquisition, development and construction loans and investments. As a result of the substantial economic downturn in the Northern Virginia real estate related markets in the late 1980's and early 1990's, a significant portion of UFBC's and The Business Bank's loan portfolios became non-performing. Since that time, UFBC and The Business Bank have reduced their exposure to these types of loans.

     The Business Bank has recorded operating profits in every quarter since June 1996. UFBC had consolidated earnings of $113,233 in 1998 (before accrued dividends of $50,000 to the then outstanding class of preferred stock) and $850,113 in 1999, including $511,424 resulting from beneficial recognition of deferred income taxes in 1999. UFBC had consolidated earnings of $126,228 for the first three months of 2000. At December 31, 1999, the level of nonperforming assets had been reduced to $1,440,431, representing 2.55% of UFBC's total assets, and at March 31, 2000, the level of nonperforming assets was $1,465,096, or 2.41% of total assets.

                                  RISK FACTORS

     You should carefully consider the risk factors listed below. These risk factors may cause UFBC's future earnings to be less or its financial condition to be less favorable than it expects. You should read this section together with the other information in this prospectus and the documents that are incorporated into the prospectus by reference.

     An active public market for our common stock does not currently exist, and will probably not exist after the offering. As a result, shareholders may not be able to sell their common stock easily.

     There is currently no active public trading market for the common stock. While one market maker currently makes a market in the common stock, the common stock trades on an infrequent basis. There can be no assurance that prices quoted for the common stock in such market currently, or in the future, will accurately reflect the value of the common stock. Because it does not currently meet the listing requirements of any exchange or Nasdaq, there are no current plans to obtain trading privileges for the common stock. There can be no assurance that an active market will develop for the common stock or, if such a market develops, that it will continue. See "Market for Common Stock and Dividends" (page ).

     From 1990 to 1996, we incurred losses of over $12.5 million. Although we are achieving operating profits now, we cannot provide assurance of our continued ability to do so.

     Commencing in 1990 and continuing through 1996, UFBC experienced a consistent pattern of operating losses. These losses, over $12.5 million in all, resulted primarily from high levels of non-performing assets, and related provisions for loan losses and charge-offs resulting from defaulted real estate acquisition, development and construction loans and investments. As a result of the substantial economic downturn in the Northern Virginia real estate related market in the late 1980's and early 1990's, a significant portion of UFBC's and The Business Bank's loan portfolios became non-performing. Although UFBC and The Business Bank have reduced their exposure to these types of loans, they cannot be sure that adverse changes in economic conditions will not cause them to have losses in the future. See "Risk Factors - Credit Risk" (page ) and "- Competition" (page ).

     Approximately 57% of the common stock outstanding is owned by directors of UFBC and The Business Bank. As a result of their ownership, they could decide the outcome of matters submitted to shareholder vote, including votes on some acquisitions of the company, without the votes of other shareholders. The results of the vote may be contrary to the desires or interests of the other shareholders.

     Members of the Boards of Directors of UFBC and The Business Bank and their immediate families collectively own approximately 57% of the outstanding shares of the common stock. As a result of this ownership, they can exert significant influence over the election of UFBC's Board of Directors and other corporate actions requiring shareholder approval. This may increase the likelihood that current management will continue to have effective control of UFBC. See "Beneficial Ownership of Securities" (page ).

     By voting against a proposal submitted to shareholders, the directors and officers of UFBC and The Business Bank, as a group, would be able to approve or block approval of any proposal submitted to shareholders which requires a majority vote of shareholders (such as certain business combinations, amendments to the Articles of Incorporation, and removal of directors).

     Changes in ownership of common stock could cause a limitation of our ability to take advantage of its tax benefits, which could have an adverse affect on UFBC's earnings and financial condition.

     Purchase of common stock by people who are not currently holders of the common stock, or by current holders whose acquisition would increase their equity ownership in the company above certain levels during a specified period, could result in an "ownership change" for federal income tax purposes. If an "ownership change" occurs, an annual limitation would be imposed on UFBC's ability to deduct (i) its net operating loss carryforwards ($5,947,986 from its 1996 and prior taxable years) and (ii) certain built in losses which have not yet been recognized for tax purposes if certain threshold limitations on the amount of such unrecognized losses were exceeded. See "United Financial Banking Companies, Inc. - Certain Federal Tax Issues; Net Operating Loss Carryforwards" (page ).

     Loan charge-offs or problem loans could
be higher than expected, which would adversely affect our earnings and financial condition.

     The loan portfolio contains a high percentage of commercial and commercial real estate loans in relation to its total loans and total assets. Commercial and commercial real estate loans are generally viewed as having more risk of default than residential real estate loans or other loans or investments. These types of loans are also typically larger than residential real estate loans and other consumer loans. Because the loan portfolio contains a significant number of commercial and commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans may cause a significant increase in nonperforming assets. An increase in nonperforming loans could result in: a loss of earnings from these loans; an increase in the provision for loan losses, which would reduce operating income; and an increase in loan charge-offs.

     At any time, there are loans included in the loan portfolio that will result in losses, but that have not been identified as nonperforming or potential problem loans. UFBC and The Business Bank have procedures that they use to help identify potential problem loans at a time when they can be worked out with minimal loss. However, UFBC and The Business Bank cannot be sure that they will be able to identify deteriorating loans before they become nonperforming assets, or that they will be able to limit losses on those loans that are identified.

     If economic conditions in our markets grow worse, our income and growth could be adversely affected, and we could experience higher levels of problem loans and charge-offs.

     We make loans, and most of our assets are located, in the Northern Virginia portion of the metropolitan Washington D.C. market. Adverse changes in economic conditions in that area could hurt our ability to collect loans, could reduce the demand for loans, and otherwise could negatively affect UFBC's performance and financial condition.

     Adverse changes in the real estate market could lead to higher levels of problem loans and charge-offs, and adversely affect our earnings and financial condition.

     We have a substantial amount of commercial real estate loans and loans to individuals and businesses involved in the construction industry. At March 31, 2000, 29% of UFBC's loans were commercial real estate loans and 12% involved loans to individuals and businesses in the construction industry. Additionally, 10% of UFBC's loans are to purchasers in a single development being operated by the company in resolution of a piece of REO. These concentrations expose UFBC and the Bank to the risk that adverse developments in the real estate market could increase the levels of nonperforming loans and charge-offs, and reduce loan demand and deposit growth. In each case, however, the concentrations are spread among a large number of borrowers with relatively low loan balances. UFBC does not have any concentrations of loans to a single individual or business or related group of more than 2% of total loans.

     Changes in interest rates may adversely affect our earnings and financial condition.

     UFBC's net income depends to a great extent upon the level of its net interest income. Changes in interest rates can increase or reduce net interest income and net income. Net interest income is the difference between the interest income UFBC earns on its loans, investments and other interest-earning assets, and the interest it pays on its interest-bearing liabilities, such as deposits and borrowings. Because different types of assets and liabilities owned by UFBC may react differently, and at different times, to changes in market interest rates, net interest income is affected by changes in market interest rates. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a period, an increase in market rates of interest could reduce net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce net interest income.

     Changes in market interest rates are affected by many factors beyond the company's control, including inflation, unemployment, money supply, international events, and events in world financial markets. UFBC attempts to manage its risk from changes in market interest rates by adjusting the rates, maturity, repricing, and balances of the different types of interest-earning assets and interest-bearing liabilities, but interest rate risk management techniques are not exact. As a result, a rapid increase or decrease in interest rates could have an adverse effect on the net interest margin and results of operations.

     Virginia law and our Articles of Incorporation contain provisions that could prevent a takeover.

     The Virginia Stock Corporation Law includes provisions that make an acquisition of UFBC more difficult. These provisions may prevent a future takeover attempt in which shareholders of the Company otherwise might receive a substantial premium for their shares over then-current market prices.

     These provisions include supermajority vote requirements for the approval of certain business combinations and limitations on the voting of certain acquirors of substantial blocks of the common stock. The Articles of Incorporation also authorize the issuance of additional shares without shareholder approval on terms or in circumstances that could deter a future takeover attempt. See "Description of the Capital Stock" (page ).

     Our ability to pay dividends is limited by law. There can be no assurance that we will have sufficient earnings to be legally able to pay dividends.

     UFBC's ability to pay dividends on the common stock largely depends on its receipt of dividends from The Business Bank. The amount of dividends that The Business Bank may pay is limited by state and federal laws and regulations.
UFBC and The Business Bank may decide, and they presently intend, to limit the payment of dividends even where they have the legal ability to pay them, in order to retain earnings for use in expansion activities. See "Market for Common Stock and Dividends" (page ).

     There can be no assurance that we will be able to successfully compete with others for business.

     We compete for loans, deposits, and investment dollars with other banks and other kinds of financial institutions and enterprises, such as securities firms, insurance companies, savings and loan associations, credit unions, mortgage brokers, and private lenders, many of which have substantially greater resources. Recent legislation expanding the array of firms that can own banks may result in increased competition for us. The differences in resources and regulations may make it harder for UFBC and The Business Bank to compete profitably, reduce the rates that they can earn on loans and investments, increase the rates they must offer on deposits and other funds, and adversely affect UFBC's overall financial condition and earnings. See "United Financial Banking Companies, Inc. - Competition" (page ).

                   CAUTION ABOUT FORWARD LOOKING STATEMENTS

     We make forward looking statements in this prospectus that are subject to risks and uncertainties. These forward looking statements include:
     .    Statements of goals, intentions, and expectations;
     .    Estimates of risks and of future costs and benefits; and
     .    Statements of the ability to achieve financial and other goals.

     These forward looking statements are subject to significant uncertainties because they are based upon or are affected by:
     . Management's estimates and projections of future interest rates and other economic conditions;
     .    Future laws and regulations; and
     .    A variety of other matters.

     Because of these uncertainties, the actual future results may be materially different from the results indicated by these forward looking statements. In addition, our past results of operations do not necessarily indicate future results.

                     SELECTED CONSOLIDATED FINANCIAL DATA

     The following table shows selected historical consolidated financial data for UFBC. You should read it in connection with the historical consolidated financial information contained in the Annual Report to Shareholders for the year ended December 31, 1999 and the Quarterly Report on Form 10-QSB for the period ended March 31, 2000 included in this prospectus and with the other information provided and incorporated by reference in this prospectus. See " Additional Information" (page ).

                                                       Three Months Ended
                                                            March 31,
                                                 --------------------------------    ----------------------------
                                                       2000            1999               1999            1998
                                                 ------------        ------------    ------------    ------------
Results of operations:
Total interest income                            $  1,130,059        $    974,500    $  3,977,200    $  4,055,420
Total interest expense                                398,610             397,715       1,587,216       1,813,788
Net Interest income                                   731,449             576,785       2,389,984       2,241,632
Provision for loan/lease losses                        33,000              12,079          79,866         323,500
Net interest income after provision for
 loan/lease losses                                    698,449             564,706       2,310,118       1,918,132
Other income                                           57,877              51,593         291,301         400,188
Other expenses                                        630,098             508,531       2,261,310       2,195,869
Income before income taxes                            126,228             107,768         340,109         122,451
Income tax expense (benefit)                                -                   -        (510,004)          9,218
Net income(loss)                                      126,228             107,768         850,113         113,233

Earnings per share:
Net Income (loss)                                     126,228             107,768         850,113         113,233
  Less: preferred stock dividends                           -                   -               -         (50,000)
  Income available to common shareholders             126,228             107,768         850,113          63,233
Basic earnings (loss) per common share                   0.13                0.13            1.00            0.09
Diluted earnings (loss) per common share                 0.13                -/(1)/          0.99            0.08

Period-ending balances:
Total loans                                        43,332,526          36,379,588      40,652,769      36,962,213
Total assets                                       60,857,326          53,292,800      56,455,892      55,573,072
Total deposits                                     53,119,081          47,828,134      49,191,302      50,185,459
Shareholders' equity                                7,381,949           5,167,081       6,928,065       5,075,708
Shareholders' equity per share                           7.37                6.21            7.19            6.10
Average weighted shares outstanding
  at period end:
     Basic                                            981,315             831,590         847,805         716,395
     Diluted                                          994,603             844,687         861,093         814,752

Asset Quality Ratios:
Allowance for loan losses to loans                       1.88%               2.03%           1.93%           2.02%
Nonperforming loans to loans                             0.31%               0.04%           0.04%           0.16%
Allowance for loan losses to nonperforming
 loans                                                 615.37%            4690.67%        4962.57%       1,237.83%
Nonperforming assets to loans and other real
 estate                                                  3.28%               4.58%           3.42%           4.80%
Net loan charge-offs to average loans                    0.00%               0.02%           0.12%           0.80%

Capital Ratios:
Tier I risk-based capital ratio                         16.94%              14.38%          17.08%          13.75%
Total risk-based capital ratio                          18.20%              15.64%          18.33%          15.01%
Leverage ratio                                          12.18%               9.79%          12.14%           9.28%

Selected ratios:
Return on average total assets                           0.86%               0.83%           1.59%            .22%
Return on average earning assets                         0.92%               0.89%           1.71%            .23%
Return on average shareholders' equity                   6.90%               8.66%          16.14%           2.90%
Average shareholders' equity to average
  total assets                                          12.47%               9.56%           9.87%           7.50%

                                                                       Year Ended December 31,
                                                         ---------------------------------------------------
                                                              1997              1996              1995
                                                         ------------       -------------    ---------------
Results of operations:
Total interest income                                    $  3,433,867       $   2,828,278    $   2,191,867
Total interest expense                                      1,495,204           1,562,851        1,343,596
Net Interest income                                         1,938,663           1,265,427          848,271
Provision for loan/lease losses                               249,300             694,203             (295)
Net interest income after provision for
 loan/lease losses                                          1,689,363             571,224          848,566
Other income                                                  224,716             651,882          231,796
Other expenses                                              1,897,780           2,133,176        2,403,850
Income before income taxes                                     16,299            (910,070)      (1,323,488)
Income tax expense (benefit)                                        -              (2,461)           2,598
Net income(loss)                                               16,299            (907,609)      (1,326,086)

Earnings per share:
Net Income (loss)                                              16,299            (907,609)      (1,326,086)
  Less: preferred stock dividends                            (117,250)            (18,750)               -
  Income available to common shareholders                    (100,951)           (926,359)      (1,326,086)
Basic earnings (loss) per common share                          (0.18)              (1.65)           (2.40)
Diluted earnings (loss) per common share                            -/(1)/          (1.65)           (2.40)

Period-ending balances:
Total loans                                                38,084,861          30,618,335       23,874,982
Total assets                                               48,074,006          41,601,689       43,065,970
Total deposits                                             43,761,761          37,734,574       37,475,235
Shareholders' equity                                        2,639,999           2,738,070        3,670,047
Shareholders' equity per share                                   4.70                4.88             6.53
Average weighted shares outstanding
  at period end:
     Basic                                                    561,640             561,640          551,550
     Diluted                                                  585,873             561,640          551,550

Asset Quality Ratios:
Allowance for loan losses to loans                               1.88%               1.91 %           1.94 %
Nonperforming loans to loans                                     0.27%               1.06 %           1.69 %
Allowance for loan losses to nonperforming
 loans                                                         701.29%             177.89 %         114.76 %
Nonperforming assets to loans and other real
 estate                                                          6.11%              10.21 %          26.16 %
Net loan charge-offs to average loans                            0.36%               2.11 %           1.24 %

Capital Ratios:
Tier I risk-based capital ratio                                  7.33%               8.72 %          11.00 %
Total risk-based capital ratio                                  11.51%              12.31 %          12.20 %
Leverage ratio                                                   5.71%               6.42 %           8.40 %

Selected ratios:
Return on average total assets                                   0.04%              (2.07)%          (3.45)%
Return on average earning assets                                 0.04%              (2.68)%          (5.23)%
Return on average shareholders' equity                           0.61%             (27.51)%         (29.73)%
Average shareholders' equity to average
  total assets                                                   5.87%               7.54 %          11.60 %

/(1)/ Anti-dilutive

                                USE OF PROCEEDS

     UFBC will not receive any cash proceeds from the registration of the shares and warrants or the sale of any shares and warrants being registered. UFBC will not receive any cash proceeds from the sale of any shares being registered. Other than the exercise price, UFBC will not receive any cash proceeds from the issuance of shares upon the exercise of warrants.

                            SELLING SECURITYHOLDERS

     Set forth below are the names of each holder of shares of common stock and/or warrants which were acquired in or as a result of private placements of securities and the number of shares and/or warrants owned by such holder. All of such shares are being registered and may be sold in one or more transactions from time to time. Also set forth below is the status of any such person as a director or officer of UFBC or The Business Bank, or as an affiliate of such persons, or as 5% or greater beneficial shareholder of UFBC (a "5% shareholder").

---------------------------------------------------------------------------------------------------------------------------
              Name                                Number of Shares        Number of Warrants       Relationship to UFBC
---------------------------------------------------------------------------------------------------------------------------
         D. F. Antonielli, Jr.                             1,600                   -
---------------------------------------------------------------------------------------------------------------------------
        Cyrus Stevens Avery II                             1,600                   -
---------------------------------------------------------------------------------------------------------------------------
           William Chenault                                4,000                   -
---------------------------------------------------------------------------------------------------------------------------
              Cede & Co.                                  30,894                   -
---------------------------------------------------------------------------------------------------------------------------
           Jean M. Carpenter                               3,500                   -              Spouse of Bank director
---------------------------------------------------------------------------------------------------------------------------
       Robert E. Carpenter, Sr.                           11,500               1,333                   Bank director
---------------------------------------------------------------------------------------------------------------------------
        Elizabeth Diane Conklin                            3,000                   -
---------------------------------------------------------------------------------------------------------------------------
          Nicholas F. Coward                               4,000                   -
---------------------------------------------------------------------------------------------------------------------------
        Joseph R. Daniel, Trust                            6,000                   -
---------------------------------------------------------------------------------------------------------------------------
       Delaware Charter Guaranty                           4,000                   -
---------------------------------------------------------------------------------------------------------------------------
           James M. Earnest                                3,600                   -
---------------------------------------------------------------------------------------------------------------------------
           Charles S. Evans                                5,715                   -                   Bank Director
---------------------------------------------------------------------------------------------------------------------------
            R. Scott Faley                                 4,000                   -
---------------------------------------------------------------------------------------------------------------------------
         Antonio I. Fernandez                              9,400                   -
---------------------------------------------------------------------------------------------------------------------------
          Manuel V. Fernandez                             92,132               6,667     Director, Vice Chairman,
                                                                                              5% shareholder
---------------------------------------------------------------------------------------------------------------------------
             Richard Fura                                 16,000                   -
---------------------------------------------------------------------------------------------------------------------------
              Stuart Gary                                  4,000                   -
---------------------------------------------------------------------------------------------------------------------------
        Robert & Allison Hanson                            3,000                   -
---------------------------------------------------------------------------------------------------------------------------
       Isolep Enterprises, Inc.                            4,000                   -
---------------------------------------------------------------------------------------------------------------------------
          James K. Jeanblanc                              46,000                   -
---------------------------------------------------------------------------------------------------------------------------
         Lindsey R. Jeanblanc                              2,000                   -
---------------------------------------------------------------------------------------------------------------------------
      JNV Limited Partnership II                         135,000              16,000     General Partner is a Director,
                                                                                              Chairman and 5% shareholder
---------------------------------------------------------------------------------------------------------------------------
       Jordan Kitts Music, Inc.                           22,666               1,334              President is a Director
---------------------------------------------------------------------------------------------------------------------------
         Guruganesha S. Khalsa                             4,000                   -
---------------------------------------------------------------------------------------------------------------------------
           Richard J. Leeds                                  800                   -
---------------------------------------------------------------------------------------------------------------------------
           Stephen R. Leeds                                2,400                   -
---------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
            Robert F. Long                                44,943                     -                5% shareholder
-----------------------------------------------------------------------------------------------------------------------------------
Merrill Lynch, Pierce, Fenner & Smith, Inc.                4,000                     -
-----------------------------------------------------------------------------------------------------------------------------------
             Abigail Meyer                                     -                 4,000               Child of Director
-----------------------------------------------------------------------------------------------------------------------------------
             Rita M. Meyer                                76,000                     -         Director's spouse, 5% shareholder
-----------------------------------------------------------------------------------------------------------------------------------
           Michael P. Mullen                               3,000                     -
-----------------------------------------------------------------------------------------------------------------------------------
           Paul C. Nassetta                                2,000                     -
-----------------------------------------------------------------------------------------------------------------------------------
           Edward H. Pechan                                4,000                     -                   Director
-----------------------------------------------------------------------------------------------------------------------------------
     E.H. Pechan Retirement Trust                              -                 2,666             Trustee is a director
-----------------------------------------------------------------------------------------------------------------------------------
    Leland H. & Sheila M. Phillips                         3,600                     -
-----------------------------------------------------------------------------------------------------------------------------------
            Robert W. Pitts                                6,000                     -                 Bank director
-----------------------------------------------------------------------------------------------------------------------------------
           Harold C. Rauner                                4,000                     -            CEO, President, Director
-----------------------------------------------------------------------------------------------------------------------------------
        Rinnis Associates, Inc.                           16,000                     -
-----------------------------------------------------------------------------------------------------------------------------------
       Theodore & Roberta Roumel                           4,000                     -
-----------------------------------------------------------------------------------------------------------------------------------
          Lawton Rogers, III                              16,000                     -
-----------------------------------------------------------------------------------------------------------------------------------
             Peter H. Ross                                     -                 2,000
-----------------------------------------------------------------------------------------------------------------------------------
          Smith Barney, Inc.                              16,000                     -
-----------------------------------------------------------------------------------------------------------------------------------
    Frank A. & Beverly B. Spellman                         4,000                     -
-----------------------------------------------------------------------------------------------------------------------------------
           Sharon A. Stakes                                  200                     -         Director, Executive Vice President
-----------------------------------------------------------------------------------------------------------------------------------
      Scott & Stringfellow, Inc.                           3,000                     -
-----------------------------------------------------------------------------------------------------------------------------------
             Lawanda Swope                                 4,000                     -
-----------------------------------------------------------------------------------------------------------------------------------
        United Missouri Bank NA                            4,000                     -
-----------------------------------------------------------------------------------------------------------------------------------
        WFBS FBO Paul Nassetta                             1,600                     -
-----------------------------------------------------------------------------------------------------------------------------------
           Montague Yudelman                               3,000                     -
-----------------------------------------------------------------------------------------------------------------------------------
                 TOTAL                                   644,150                34,000
-----------------------------------------------------------------------------------------------------------------------------------

                     MARKET FOR COMMON STOCK AND DIVIDENDS

     Market for Common Stock. There is no established trading market for the common stock, which is traded infrequently in the over the counter market under the symbol "UFBC". One firm, Scott & Stringfellow, Inc., currently or as of May 15, 2000, makes a market in the common stock. As of March 31, 2000, the common stock was held by approximately 425 shareholders of record.

     As of March 31, 2000, there were outstanding options to purchase 82,480 shares of common stock pursuant to UFBC's stock option plans, of which 58,757 are presently exercisable, outstanding warrants to purchase 32,000 shares of common stock, all of which are exercisable, and additional non-incentive warrants to purchase 2,000 shares of common stock, all of which are presently exercisable. As of March 31, 2000, 644,150 shares of common stock issued in private placement transactions were eligible to be sold in accordance with the provisions of Rule 144.

     Dividends. Holders of the common stock are entitled to receive dividends as and when declared by the Board of Directors. The Company has not paid cash dividends since its organization.

     UFBC and The Business Bank are subject to regulatory capital requirements that may limit dividends. Regulatory capital ratios may be a factor in the determination of the Boards of Directors, or the ability of The Business Bank, to pay dividends. Even if sufficient funds for the payment of dividends are available, there can be no assurance that the Board of Directors will elect to pay dividends, as opposed to retaining earnings to fund growth or expansion, or for other corporate purposes. It is the Board of Directors' present intention to retain any earnings for use in the expansion of the company's business.

     Set forth below are the high and low bid prices for the common stock for each quarter of 1998 and 1999, and for 2000 through March 31, 2000. These prices reflect inter-dealer prices without retail mark-up, mark-down or commission, and may not represent actual trades. UFBC did not pay any cash dividends in 1998, 1999 or 2000.

                                                  2000                         1999                              1998
                                        ----------  -----------   -------------   -------------    --------------    ---------------
          For the Quarter Ended           High            Low          High             Low              High                Low
                                        ----------  -----------   -------------   -------------    --------------    ---------------
          March 31                       $5.00           $4.38        $4.50            $4.50             $5.00              $5.00
          June 30                                                     $5.00            $5.00             $9.50              $9.00
          September 30                                                 5.25             5.25             $7.35              $7.35
          December 31                                                  9.00             4.00             $5.00              $5.00

                   UNITED FINANCIAL BANKING COMPANIES, INC.

     United Financial Banking Companies, Inc. is a one-bank holding company which was organized under the laws of the State of Virginia in February 1982. In July 1983, UFBC acquired all the outstanding common stock of The Business Bank, a banking company organized under the laws of the Commonwealth of Virginia. UFBC also wholly owns Business Venture Capital, Inc. (BVCI), a subsidiary which holds and has developed certain foreclosed real estate and other assets.

     The Business Bank was organized in 1980. In October 1981, it commenced limited operations and began full scale operations in August 1982, when its main office building was completed.

     As of March 31, 2000, UFBC had consolidated total assets of $60,857,326, total deposits of $53,119,081, total loans of $43,332,526, and total shareholders' equity of $7,381,949. On March 31, 2000, UFBC and its subsidiaries employed 24 full-time employees.

The Business Bank

     The Business Bank, UFBC's primary subsidiary, is a state banking corporation engaging in a general commercial banking business and specializing in offering banking services to businesses and professionals. These services include the usual deposit functions of commercial banks, including business and personal checking accounts, "NOW" accounts and savings accounts; business and commercial loans; and processing of collections. The Business Bank is a federally insured state bank which is not a member of the Federal Reserve System, and its deposits are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation (FDIC).

     The Business Bank operates out of its main office, located at 8399 Leesburg Pike, Vienna, Virginia, and its one branch office, located at 1451 Dolley Madison Blvd., McLean, Virginia, which opened in June 1999.

     The Business Bank markets its services to professionals and small and medium sized businesses in its service area of Northern Virginia and surrounding communities. The Bank believes that professionals and small businesses represent a market segment whose needs have not been met by many retail banks. By emphasizing individual relationships between the Bank's officers and its customers, the Bank believes it attracts customers that have been neglected by retail banks that direct their services to more numerous consumer accounts and large business customers. In order to fully meet the banking needs of its business and professional customer base, and to remain competitive in the current market, the services offered by the bank also include products such as consumer installment and mortgage loans. The Bank expects that this expanded product line will help it maintain its core accounts and enable it to diversify asset growth.

     The Business Bank intends to establish additional branches in the communities surrounding its main office in Tysons Corner (Vienna, McLean and the Reston/Herndon area in Virginia), as a means of enhancing the attractiveness of its services to professionals and businesses in the Northern Virginia area, and of expanding its banking franchise. There can be no assurance, however, as to when or if suitable locations will be found, that The Business Bank will obtain regulatory approval for additional branches, or that such additional branches will prove profitable.

Competition

     UFBC experiences a high degree of competition in the Washington Metropolitan area. All of its products and services compete actively with national and state banks, savings banks, savings and loan associations, credit unions, finance companies, money market funds, mortgage banks, insurance companies, investment banking firms, brokerage firms and other nonbank institutions that provide one or more of the services offered by UFBC and its subsidiaries. As a result of federal and state legislation regarding interstate branching and mergers, additional competitors not currently in the Company's service area may enter the market. Among commercial banks, the principal method of competition is the provision and delivery of financial services that are specific to the needs of the community. The Company believes that the expertise in and awareness of the demands of our business community position us with the unique ability to meet those needs expeditiously.

Certain Federal Tax Issues; Net Operating Loss Carryforwards

     For federal income tax purposes, the amount of the net operating loss carryforwards that a corporation may utilize to offset future taxable income or income tax payable in any taxable year may be limited under Section 382 of the Internal Revenue Code if an "ownership change" occurs with respect to such corporation. In addition, if the corporation has a net built-in loss on the date it undergoes an ownership change, any built-in losses it recognizes in any taxable year that includes any day in the three-year period beginning on the date of the ownership change will be subject to limitation under Section 382 until the amount of such recognized built-in losses exceeds the amount of the net built-in loss. Ownership changes will result in certain limitations being imposed on the amount of taxable income generated in a future year that may be offset by net operating losses incurred prior to such ownership changes. In addition to reducing the amount of net operating loss carryforwards that may be used in any single year, the limitations may result in net operating losses expiring prior to being utilized. At December 31, 1999, UFBC had net operating loss carryforwards for income tax purposes of $5,947,986.

     The determination of whether an "ownership change" has occurred is made by
(i) determining, in the case of any direct or indirect holder of 5% or more of a corporation's stock (for this purpose all holders of less than 5% are collectively treated as a single holder, although in certain circumstances such holders may be segregated into separate groups, each of which would be treated as a 5% shareholder) (referred to herein as a "5% shareholder"), the increase, if any, in the percentage ownership of such shareholder at the end of any three-year testing period relative to such shareholder's lowest percentage ownership at any time during such testing period, and expressing such increase in terms of percentage points rather than as a percentage (for example, a shareholder whose percentage ownership increased from 5% to 20% during the testing period will be considered to have had an increase of 15 percentage points), and (ii) aggregating such percentage point increases for all 5% shareholders during the applicable testing period. An "ownership change " will occur as of the end of any three-year testing period if the aggregate percentage point increases for such testing period exceeds 50 percentage points.

     UFBC will carefully monitor the sale of equity interests in any future offering in order to minimize the risk that an "ownership change" and the consequent limitation of tax benefits will occur. There can be no assurance, however, that the Company will be able to accurately monitor and restrict the distributions of its equity securities, or have sufficient information available to avoid an "ownership change."

Beneficial Ownership of Securities

     The following table shows the common stock owned by directors and executive officers of UFBC and The Business Bank and persons known by UFBC to beneficially own more than 5% of the outstanding common stock as of March 31, 2000, and the number and percentage of shares which such persons will own following the offering, based upon the preliminary indications of officers and directors regarding purchasing shares in the offering. The directors and officers are not obligated to purchase the number of shares indicated, and may purchase a greater or lesser number of shares.

     This information has been prepared based upon the SEC's "beneficial ownership" rules. Under these rules a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of a security, or investment power, which includes the power to dispose or to direct the disposition of a security. More than one person may be deemed to be a beneficial owner of the same securities.
A person is deemed to be a beneficial owner of any security that the person has the right to acquire within 60 days. The shares of common stock issuable upon exercise of options exercisable within 60 days are assumed to be outstanding for the purpose of determining the percentage of shares beneficially owned by that person. The SEC's rules sometimes cause the total percentage ownership disclosed to be less than the sum of the individual ownership percentages.

                      Name                                       Shares Owned/(1)/            Percent of Class
          ----------------------------                         --------------------         --------------------
          Directors of the Company

          Manuel V. Fernandez/(2)/                                          135,925                       13.48%
          650 Water Street, SW
          Washington, DC 20024

          William J. McCormick, Jr./(3)/                                     31,555                        3.14%

          Dennis I. Meyer/(4)/                                              104,207                       10.34%
          6307 Olmi Landrith Drive
          Alexandria, VA 22307

          Edward H. Pechan/(5)/                                               8,866                         .88%

          Harold C. Rauner/(6)/                                              43,457                        4.21%

          Sharon A. Stakes/(7)/                                               7,725                         .77%

          Jeffery T. Valcourt/(8)                                           284,411                       27.90%
          1001 N. Highland Street
          Suite 200
          Arlington, Virginia 22201

          Bank Directors

          Robert E. Carpenter/(9)/                                           23,333                        2.32%

          Charles S. Evans/(10)/                                              6,700                         .67%

          Robert W. Pitts/(11)/                                               9,969                        1.00%

          Executive Officers

          Lisa M. Porter/(12)/                                                3,625                         .36%

          All Directors and Executive Officers
           as a group (11 persons)/(13)/                                    659,773                       60.72%

          Other Holders of More than 5% of the
           Common Stock

          Robert F. Long                                                     71,569                        7.15%
          300 Belvedere Street
          Carlisle, PA 17013

          Rita M. Meyer/(14)/                                               104,207                       10.34%
          6307 Olmi Landrith Drive
          Alexandria, VA 22307

          JNV Limited Partnership II/(8)/                                   284,411                       27.90%
          Jeffery T. Valcourt
          1001 N. Highland Street
          Suite 200
          Arlington, VA 22201

          ___________________________________
(1) A person is deemed to be the beneficial owner of shares as to which he owns or shares voting or investment power. Except as otherwise indicated, all shares are owned directly. Ownership is based on 1,001,499 shares of common stock. In calculating the percentage of shares owned for warrant and option holders, the total number of shares outstanding is deemed to include the warrant and option shares granted and exercisable within sixty days of March 31, 2000.
(2) Includes a warrant to purchase 6,666 shares of common stock and an option to purchase 400 shares of common stock pursuant to UFBC's 1996 & 1999 Nonqualified Stock Option Plan for Non-Employee Directors (the "Directors Plan").
(3) Includes a warrant to purchase 1,333 shares of common stock owned by a company of which Mr. McCormick is the owner and President. Also includes options to purchase 2,000 shares of common stock pursuant to the Directors Plan.
(4) Includes 175 shares owned by each of Mr. Meyer's five children (875 shares in the aggregate), 239 shares owned by Mr. Meyer and 97,093 shares owned by his spouse, Rita Meyer. Also includes options to purchase 2,000 shares of common stock pursuant to the Directors Plan and a warrant to purchase 4,000 shares of common stock owned by one of Mr. Meyer's children.
(5) Includes options to purchase 2,000 shares of common stock pursuant to the Directors Plan. Also includes a warrant to purchase 2,666 shares of common stock owned by a retirement trust of which Mr. Pechan is a trustee.
(6) Includes options to purchase 31,457 shares of common stock pursuant to UFBC's 1990 Executive Stock Plan.
(7) Includes options to purchase 7,325 shares of common stock pursuant to the Executive Stock Plan.
(8) Includes 1,000 shares of common stock owned by Mr. Valcourt and options to purchase 2,000 shares of common stock pursuant to the Directors Plan. Also includes 265,411 shares of common stock and warrants to purchase 16,000 shares of common stock owned by JNV Limited Partnership II, of which Mr. Valcourt is the general partner.
(9) Includes 8,500 shares of common stock beneficially owned by Mr. Carpenter's spouse. Includes options to purchase 2,000 shares of common stock pursuant to the Directors Plan and a warrant to purchase 1,333 shares of common stock.
(10) Includes an option to purchase 400 shares of common stock pursuant to the Directors Plan.
(11) Includes an option to purchase 400 shares of common stock pursuant to the Directors Plan.
(12) Includes options to purchase 3,125 shares of common stock pursuant to the Executive Stock Plan.
(13) Includes options to purchase 11,200 shares outstanding pursuant to the Directors Plan, options to purchase 41,907 shares outstanding pursuant to the Executive Stock Plan and warrants to purchase 31,998 shares of common stock.
(14) Includes 175 shares owned by each of Mrs. Meyer's five children (875 shares in the aggregate) and 239 shares owned by her spouse, Dennis I. Meyer. Includes options to purchase 2,000 shares of common stock owned by Mr. Meyer pursuant to the Directors Plan and a warrant to purchase 4,000 shares of common stock owned by one of Mrs. Meyer's children.

                         DESCRIPTION OF CAPITAL STOCK

     The Company has 8,500,000 shares of capital stock authorized, of which 3,500,000 are shares of common stock, and 5,000,000 are shares of serial preferred stock. As of March 31, 2000, there were 1,001,499 shares of common stock, and no shares of serial preferred stock, issued and outstanding.

Common Stock

     Each share of common stock is entitled to one vote on all matters submitted to shareholders. Cumulative voting is not permitted in the election of directors.

     Holders of shares of common stock do not have preemptive rights to subscribe for shares of common stock or any other class of stock that may be issued in the future. The shares of common stock are not subject to redemption and, upon receipt of the full purchase price thereof, will be fully paid and nonassessable.

     Each share of common stock participates equally in dividends which are payable when, as and if declared by the Board of Directors out of funds legally available for such purpose, and is entitled to share equally in the assets of UFBC available for distribution to common shareholders in the event of liquidation of UFBC. If any shares of preferred stock are outstanding, such shares may have priority in dividends or liquidation over the common stock.

Preferred Stock

     The Board of Directors of UFBC is authorized to issue serial preferred stock and to fix and state voting powers, designations, preferences or other special rights of such shares and the qualifications, limitations and restrictions thereof. The serial preferred stock may rank prior to the shares as to dividend rights or liquidation preferences, or both, and may have full or limited voting rights.

     The ability of the company to issue additional shares of common stock and preferred stock could be construed as having an anti-takeover effect because it can dilute the voting or other rights of the proposed acquiror or create a substantial voting block in institutional or other hands.

State Anti-Takeover Statutes.

     Virginia has two anti-takeover statutes in force, the Affiliated Transactions Statute and the Control Share Acquisitions Statute.

     Affiliated Transactions. The Virginia Stock Corporation Act contains provisions governing "affiliated transactions" (including, among other various transactions, mergers, share exchanges, sales, leases, or other dispositions of material assets, issuances of securities, dissolutions, and similar transactions) with an "interested shareholder" (generally the beneficial owner of more than 10% of any class of the corporation's outstanding voting shares). During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority of the "disinterested directors" (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation's voting shares other than shares beneficially owned by the interested shareholder. The foregoing requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder's acquisition of voting shares making such a person an interested shareholder prior to such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if (i) the transaction is approved by the holders of two-thirds of the corporation's voting shares, other than shares beneficially owned by the interested shareholder, (ii) the affiliated transaction has been approved by a majority of the disinterested directors, or (iii) subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.

     Control Share Acquisitions. Under the Virginia Stock Corporation Act's control share acquisitions law, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person at ownership levels of 20%, 33 1/3%, and 50% of the outstanding shares may, under certain circumstances, be denied unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation or, among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation's articles of incorporation or by-laws permit the acquisition of such shares prior to the acquiring person's acquisition thereof. If authorized in the corporation's articles of incorporation or by-laws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for them if the voting rights are not approved or if the acquiring person does not file a "control share acquisition statement" with the corporation within sixty days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than fifty percent of the corporation's outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for "fair value".

     The provisions of the Affiliated Transactions Statute and the Control Share Acquisition Statute are only applicable to public corporations that have more than 300 shareholders. UFBC has not elected to opt-out of the

Control Share Acquisitions Statute.

Board of Directors Divided Into Classes

     UFBC's Articles of Incorporation and Bylaws provide that the Board of Directors shall be divided into three classes which shall be as nearly equal in number as possible. The directors of each class hold office following their election for a period of three years, with only one-third (1/3) of the directors coming up for re-election each year. Each director serves until his or her successor is elected and qualified. Although such provisions may have the effect of making it more difficult and time consuming for a shareholder to gain control of the company , the Board of Directors believes these provisions provide greater continuity and stability in the management of UFBC and provide the Board with greater ability to negotiate with respect to any proposal for a business combination, corporate restructuring or other significant transaction in order to help assure that favorable terms are made available to all of the company's shareholders.

     The Articles of Incorporation authorizes UFBC to issue 3,500,000 shares of common stock and 5,000,000 shares of preferred stock, from time to time as approved by the Board of Directors, without the approval of shareholders.

Warrants

     The warrants were issued in the private placement transactions effected by UFBC between 1994 and 1997. The exercise price per share (as adjusted to reflect the 1 for 5 reverse split effective December 31, 1997), term and number of warrants currently outstanding (as adjusted to reflect the reverse split) are set forth below.

          Date of original issue            Number of shares           Exercise price per share           Expiration date
          ----------------------            ------------------         ------------------------           -------------------
            September 30, 1996                     20,000                          $7.50                   September 30, 2001
            January 15, 1997                       12,000                          $7.50                   September 30, 2001
            January 24, 1997                        2,000                          $7.50                   January 24, 2002

     The number of shares for which the warrants may be exercised and the exercise price per share are subject to proportionate adjustment to reflect any stock dividend, stock split, reverse stock split or other combination or subdivision of the common stock, and will be subject to adjustment to reflect any other reclassification, spin-off or other extraordinary transaction effected by UFBC.

                                 LEGAL MATTERS

     The validity of the shares offered hereby and certain other legal matters will be passed upon for UFBC by the law firm of Kennedy, Baris & Lundy, L.L.P., Bethesda, Maryland.

                                    EXPERTS

     The consolidated financial statements at December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included and incorporated by reference in this prospectus have been audited by D.R. Maxfield & Company, independent auditors, as stated in their reports, which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       ADDITIONAL INFORMATION ABOUT UFBC
                  AND DOCUMENTS INCLUDED WITH THIS PROSPECTUS

     This prospectus includes and is being delivered with copies of UFBC's Annual Report to Shareholders for the year ended December 31, 1999, and its Quarterly Report on Form 10-QSB for the period ended March 31, 2000.

     UFBC files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that UFBC files with the SEC at the SEC's public reference room at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a World Wide Web site on the Internet at "http://www.sec.gov" that contains reports, proxy and information statements, and other information regarding companies, including UFBC, that file electronically with the SEC.

     UFBC filed a Registration Statement on Form S-2 (the "Registration Statement") to register the common stock to be sold in the offering. This prospectus is a part of that Registration Statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the Registration Statement or the exhibits to that Registration Statement. SEC regulations allow us to "incorporate by reference" information into this prospectus, which means that UFBC can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this prospectus. Information incorporated by reference from earlier documents is superceded by information that has been incorporated by reference from more recent documents.

     This prospectus incorporates by reference the documents listed below that UFBC has previously filed with the SEC (file no. 0-13395). These documents contain important information about UFBC and its finances. Some of these filings have been amended by later filings, which are also listed.

     (1)  Annual Report on Form 10-KSB for the year ended December 31, 1999;

     (2)  Annual Report to Shareholders for the year ended December 31, 1999;
          and

     (3)  Quarterly Report on Form 10-QSB for the quarter ended March 31, 2000.

     Also incorporated by reference are additional documents that may be filed with the SEC by UFBC after the date of this prospectus and before the termination of the offering. These additional documents shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such documents. These include periodic reports, such as Annual Reports on Form 10-KSB, Quarterly Reports on Form 10-QSB, and Current Reports on Form 8-K.

     You can obtain any of the documents incorporated by reference through UFBC, the SEC or the SEC's Internet web site as described above. Documents incorporated by reference are available from UFBC without charge, including any exhibits, specifically incorporated by reference therein. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from UFBC at the following address:

     Corporate Secretary
     United Financial Banking Companies, Inc.
     8399 Leesburg Pike
     Vienna, Virginia 22182
     Telephone (703) 734-0070

     You should rely only on the information contained or incorporated by reference in this prospectus. UFBC has not authorized anyone to provide you with information that is different from what is contained in this prospectus. This prospectus is dated ____________, 2000. You should not assume that the information contained in this prospectus is accurate as of any date other than that date.

                           UNITED FINANCIAL BANKING
                       COMPANIES, INC. AND SUBSIDIARIES


                               FINANCIAL REPORT


                               DECEMBER 31, 1999

                                C O N T E N T S

                                                                 Page
INDEPENDENT AUDITOR'S REPORT                                        1

FINANCIAL STATEMENTS

  Consolidated balance sheets                                       2
  Consolidated statements of income and comprehensive income        3
  Consolidated statements of stockholders' equity                   4
  Consolidated statements of cash flows                             5
  Notes to financial statements                                 6- 23

                         INDEPENDENT AUDITOR'S REPORT



To the Stockholders and Board of Directors
United Financial Banking Companies, Inc. and Subsidiaries

We have audited the consolidated balance sheet of United Financial Banking Companies, Inc., and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for the years ending December 31, 1999, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the consolidated financial position of United Financial Banking Companies, Inc., and subsidiaries as of December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for the years ending December 31, 1999, 1998 and 1997 in conformity with generally accepted accounting principles.


/s/ D.R. Maxfield & Company
Fairfax, Virginia

February 17, 2000

           UNITED FINANCIAL BANKING COMPANIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                          December 31, 1999 and 1998

                             ASSETS                                                1999               1998
                                                                               -------------     --------------
  Cash and due from banks (Note 11)                                            $   2,104,515     $    2,267,417
  Federal funds sold                                                               5,033,000          7,903,493
                                                                               -------------     --------------
  Total cash and cash equivalents                                                  7,137,515         10,170,910
                                                                               -------------     --------------
  Securities available-for-sale (Note 2)                                           6,813,528          5,130,213
  Securities held-to-maturity  (Note 2)                                                   --          1,763,891
                                                                               -------------     --------------
  Total securities                                                                 6,813,528          6,894,104
                                                                               -------------     --------------
  Loans and lease financing, net of unearned income of
    $38,805 in 1999; $12,560 in 1998 (Notes 3, 4 and 10)                          40,652,769         36,962,213
  Less:  Allowance for loan/lease losses                                            (783,143)          (747,374)
                                                                               -------------     --------------
  Net loans and lease financing                                                   39,869,626         36,214,839
  Real estate owned, net (Note 5)                                                  1,424,650          1,799,398
  Premises and equipment, net (Note 6)                                               310,784            119,338
  Deferred income tax (Note 8)                                                       511,424                 --
  Other assets                                                                       388,365            374,483
                                                                               -------------     --------------
                                                                                  42,504,849         38,508,058
                                                                               -------------     --------------

Total assets                                                                   $  56,455,892     $   55,573,072
                                                                               =============     ==============

              LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
  Deposits:
    Demand                                                                     $  12,248,025     $   14,264,071
    Savings and NOW                                                                4,902,524          3,051,446
    Money market                                                                  11,473,851          7,524,516
  Time:
      Under $100,000                                                              15,513,608         18,048,129
      $100,000 and over                                                            5,053,294          7,297,297
                                                                               -------------     --------------
Total deposits (Note 7)                                                           49,191,302         50,185,459
  Accounts payable and accrued expenses                                              336,525            311,905
                                                                               -------------     --------------

Total liabilities                                                                 49,527,827         50,497,364
                                                                               -------------     --------------

COMMITMENTS AND CONTINGENCIES (Notes 6 and 9)

STOCKHOLDERS' EQUITY (Notes 11, 14 and 16)
  Preferred stock $-0- par value,
    authorized 5,000,000 shares, no shares issued                                         --                 --
  Common stock, par value $1; authorized 3,500,000
    shares, issued 963,234 shares in 1999 and 831,590 shares in 1998                 963,234            831,590
  Surplus                                                                         15,669,690         14,681,567
  Accumulated deficit                                                             (9,604,287)       (10,454,400)
  Accumulated other comprehensive income                                            (100,572)            16,951
                                                                               -------------     --------------
Total stockholders' equity                                                         6,928,065          5,075,708
                                                                               -------------     --------------

Total liabilities and stockholders' equity                                     $  56,455,892     $   55,573,072
                                                                               =============     ==============

See Notes to Consolidated Financial Statements.

           UNITED FINANCIAL BANKING COMPANIES, INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
                 Years Ended December 31, 1999, 1998 and 1997

                                                                          1999                 1998                1997
                                                                   ----------------     ----------------    ----------------
Interest income:
  Interest and fees on loans/leases                                $      3,280,787     $      3,405,074    $      2,991,380
  Interest on investment securities                                         426,556              305,462             186,866
  Interest on interest bearing deposits                                          --                5,491               8,914
  Interest on federal funds sold                                            269,857              339,393             246,707
                                                                   ----------------     ----------------    ----------------
                                                                          3,977,200            4,055,420           3,433,867
                                                                   ----------------     ----------------    ----------------
Interest expense:
  Interest on deposits (Note 13)                                          1,558,711            1,812,980           1,495,204
  Interest on short-term borrowings                                          28,505                  808                  --
                                                                   ----------------     ----------------    ----------------
                                                                          1,587,216            1,813,788           1,495,204
                                                                   ----------------     ----------------    ----------------
Net interest income                                                       2,389,984            2,241,632           1,938,663
Provision for loan/lease losses (Note 3)                                     79,866              323,500             249,300
                                                                   ----------------     ----------------    ----------------
Net interest income after provision
  for loan/lease losses                                                   2,310,118            1,918,132           1,689,363
                                                                   ----------------     ----------------    ----------------

Noninterest income (loss):
  Loan servicing and other fees                                              66,543               93,605              76,397
  Gain on the sale of fixed assets (Note 6)                                      --                  100                  --
  Other income (Note 12)                                                    224,758              306,483             148,319
                                                                   ----------------     ----------------    ----------------
                                                                            291,301              400,188             224,716
                                                                   ----------------     ----------------    ----------------

Noninterest expense:
  Salaries                                                                1,027,289              893,146             760,032
  Employee benefits (Note 14)                                               191,856              168,513             133,590
  Occupancy (Note 6)                                                        360,893              322,956             296,097
  Furniture and equipment                                                   110,687               76,563              60,304
  Other (Note 15)                                                           570,585              734,691             647,757
                                                                   ----------------     ----------------    ----------------
                                                                          2,261,310            2,195,869           1,897,780
                                                                   ----------------     ----------------    ----------------

Income (loss)  before federal income taxes                                  340,109              122,451              16,299
Provision (benefit) for federal income taxes:
  Federal, current (Note 8)                                                   1,420                9,218                  --
  Deferred  (Note 8)                                                       (511,424)                  --                  --
                                                                   ----------------     ----------------    ----------------

Net income (loss)                                                  $        850,113     $        113,233    $         16,299
                                                                   ================     =================   ================

Net income (loss) per common share (Notes 1 and 16)
     Basic                                                         $           1.00     $           0.09    $          (0.18)
                                                                   ================     ================    ================
     Diluted                                                       $           0.99     $           0.09    $          (0.18)
                                                                   ================     ================    ================
Comprehensive Income (Note 1)
-----------------------------
     Net income                                                             850,113              113,233              16,299
     Other comprehensive income, net of tax
        Unrealized gains (losses) on available-for-sale
         securities                                                        (117,523)              14,581               2,880
                                                                   ----------------     ----------------    ----------------
     Comprehensive income                                          $        732,590     $        127,814    $         19,179
                                                                   ================     ================    ================

See Notes to Consolidated Financial Statements.

           UNITED FINANCIAL BANKING COMPANIES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 Years Ended December 31, 1999, 1998 and 1997

                                                                                                      Accumulated
                                                                                                         Other
                                              Common                                 Accumulated     Comprehensive
                                              Stock            Surplus                 Deficit           Income           Total
                                            ---------       ------------           --------------    -------------     ------------
Balance December 31, 1996                   $ 561,640       $ 12,760,872           $ (10,583,932)    $        (510)    $  2,738,070

Net income                                         --                 --                  16,299                --           16,299

Accrued dividend for
  redeemable preferred
  stock - series A (Note 16)                       --           (117,250)                     --                --         (117,250)

Change in unrealized
    holding gain (loss) on
    available-for-sale
    securities (AFS), net
    of taxes                                       --                 --                      --             2,880            2,880
                                            ---------       ------------           -------------     -------------     ------------

Balance December 31, 1997                   $ 561,640       $ 12,643,622           $ (10,567,633)    $       2,370     $  2,639,999
                                            =========       ============           =============     =============     ============

Net income                                         --                 --                 113,233                --          113,233

Net proceeds from issuance
  of shares of common
  stock                                       269,950          2,087,945                      --                --        2,357,895

Accrued dividend for
  redeemable preferred
  stock - series A (Note 16)                       --            (50,000)                     --                --          (50,000)

Change in unrealized
    holding gain (loss) on
    available-for-sale
    securities (AFS), net
    of taxes                                       --                 --                      --            14,581           14,581
                                            ---------       ------------           -------------     -------------     ------------

Balance December 31, 1998                   $ 831,590       $ 14,681,567           $ (10,454,400)    $      16,951     $  5,075,708
                                            =========       ============           =============     =============     ============

Net income                                         --                 --                 850,113                --          850,113

Net proceeds from issuance
  of shares of common
  stock                                       131,644            988,123                      --                --        1,119,767

Change in unrealized
    holding gain (loss) on
    available-for-sale
    securities (AFS), net
    of taxes                                       --                 --                      --          (117,523)        (117,523)
                                            ---------       ------------           -------------     -------------     ------------

Balance December 31, 1999                   $ 963,234       $ 15,669,690           $  (9,604,287)    $    (100,572)    $  6,928,065
                                            =========       ============           =============     =============     ============

See Notes to Consolidated Financial Statements.

           UNITED FINANCIAL BANKING COMPANIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 Years Ended December 31, 1999, 1998 and 1997

                                                                      1999              1998             1997
                                                                 -------------     ------------     -------------
 CASH FLOWS FROM OPERATING ACTIVITIES

 Net income (loss)                                               $     850,113     $    113,233     $      16,299
 Adjustments to reconcile net income (loss)
     to net cash provided by (used in) operating activities:
 Depreciation and amortization                                          71,814           94,572            50,933
 Provision for loan/lease losses                                        79,866          323,500           249,300
 Provision for losses on real estate owned                                  --          227,666           114,805
 Amortization of investment security discounts                          10,316             (879)           (7,218)
 Amortization of loan fees and discounts                               (47,765)         (18,953)          (85,923)
 Net gain on disposal of fixed assets                                       --             (100)               --
 Net (gain) loss on real estate owned                                  (77,478)        (104,657)          (27,868)
 (Increase) decrease in other assets                                  (525,308)         (27,126)          113,379
 Increase (decrease) in other liabilities                               24,621          (24,342)          (24,048)
                                                                 -------------     ------------     -------------
 Net cash provided by (used in)
   operating activities                                                386,179          582,914           399,659
                                                                 -------------     ------------     -------------

 CASH FLOWS FROM INVESTING ACTIVITIES
 Non-bank loans and leases repaid, net of originations                (142,296)           7,498           397,437
 Bank loans and leases repaid, net of originations                  (3,696,144)         694,422        (8,173,931)
 Loan fees and discounts deferred                                       24,652           28,156            75,883
 Purchases of securities available-for-sale                         (5,211,772)      (5,298,526)         (698,270)
 Purchases of securities held-to-maturity                                   --         (769,908)       (1,643,096)
 Investments made in real estate owned                                (225,907)        (571,266)       (1,579,193)
 Proceeds received from maturity of securities
     available-for-sale                                              3,400,619        1,881,651         1,100,000
 Proceeds received from maturity of securities
     held-to-maturity                                                1,763,891           91,787           863,237
 Proceeds received from real estate owned                              805,033        1,136,963         2,441,232
 Purchases of premises and equipment                                  (263,260)         (49,892)          (82,239)
 Proceeds from sale of premises and equipment                               --              100                --
                                                                 -------------     ------------     -------------
 Net cash provided by (used in)
     investing activities                                           (3,545,184)      (2,849,015)       (7,298,940)
                                                                 -------------     ------------     -------------

 CASH FLOWS FROM FINANCING ACTIVITIES

 Net increase (decrease) in demand
     deposits, savings accounts, NOW
     accounts and money market accounts                              3,784,367        6,984,638         3,207,387
 Certificates of deposit sold (matured), net                        (4,778,524)        (560,940)        2,819,799
 Proceeds from issuance of common stock                              1,119,767        2,357,895                --
 Proceeds from issuance of redeemable preferred stock                       --               --           450,000
 Redemption of preferred stock & accrued dividend                           --       (1,386,000)               --
                                                                 -------------     ------------     -------------
 Net cash provided by (used in)
     financing activities                                              125,610        7,395,593         6,477,186
                                                                 -------------     ------------     -------------
 Net increase (decrease) in cash and cash equivalents               (3,033,395)       5,129,492          (422,095)

 Cash and cash equivalents at beginning
     of year                                                        10,170,910        5,041,418         5,463,513
                                                                 -------------     ------------     -------------
 Cash and cash equivalents at end of year                        $   7,137,515     $ 10,170,910     $   5,041,418
                                                                 =============     ============     =============

 SUPPLEMENTAL DISCLOSURES OF CASH
     FLOW INFORMATION
 Cash paid during the years for:

 Interest on deposits and other borrowings                       $   1,614,597     $  1,373,372     $   1,571,590
                                                                 =============     ============     =============

 Income taxes                                                    $       9,218     $         --     $          --
                                                                 =============     ============     =============
 NON-CASH ITEMS
                                                                 =============     ============     =============
 Increase in foreclosed properties and
     decrease in loans                                           $     126,900     $    120,000     $     202,000

 Effect on stockholders' equity of an
     unrealized gain (loss) on debt and
     equity securities in available-for-sale                          (117,523)          14,581             2,880

 Accrued dividend on preferred stock - series A                             --               --           117,250

 Effect on common stock resulting from
     the 1-for-5 reverse split (effective 12/31/97)                         --               --         2,246,561

           UNITED FINANCIAL BANKING COMPANIES, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.   Summary of Significant Accounting Policies

          Basis of accounting:

               The accounting and reporting policies used in preparing these financial statements conform to generally accepted accounting principles and to general practices within the commercial banking industry.

          Principles of consolidation:

               The accompanying consolidated financial statements include the accounts of United Financial Banking Companies, Inc. and subsidiaries (the Company). Following is a summary of each subsidiary and its primary business activity:

                    The Business Bank and Subsidiaries      Commercial Bank
                    (the Bank)

                    Business Venture Capital, Inc. (BVCI)   Develop certain real
                                                            estate held for sale
                                                            Lending

               All material intercompany accounts and transactions have been eliminated in consolidation.

          Pervasiveness of Estimates:

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          Presentation of cash flows:

               For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, federal funds sold and investments in certificates of deposit. Generally, federal funds are purchased and sold for one-day periods. Cash flows from loans not acquired for resale; demand, interest checking, savings, and time deposits are reported net.

          Securities:

               Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity (HTM) when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost.

               Debt securities not classified as held-to-maturity or trading and marketable equity securities not classified as trading are classified as available-for-sale (AFS). Available-for-sale securities are stated at fair value with unrealized gains and losses reported as a separate component of stockholders' equity. At December 31, 1999 and 1998, the Company held no securities classified as trading.

               The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion is included in interest income from investments.

          Loans and lease financing:

               Loans are stated at unpaid principal balances, net of unearned income and the allowance for loan losses. Interest on discounted loans is recognized using the effective yield method. For all other loans, interest is accrued daily on the outstanding balances. Net deferred loan fees and discounts on loans are being amortized over the contractual and/or the estimated average life of the loans as an adjustment of the yield. The estimated average lives of such loans range from one to ten years.

               Lease financing contracts are recorded on the finance method of accounting. Under this method, the aggregate amount of all lease payments and the estimated residual value of the equipment is recorded as an asset. The excess of these assets over the investments in the leased equipment is recorded as unearned income and is credited to income over the lives of the leases under a method that results in an approximate level rate of return when related to the unrecovered lease investment.

               Loans are placed in non-accrual status when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other non-accrual loans is recognized only to the extent of interest payments received.

          Allowance for loan/lease losses:

               The allowance for loan/lease losses is maintained at a level, which in management's judgment, is adequate to absorb credit losses inherent in the existing loan/lease portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan/lease portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan/lease losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated. The allowance is increased by a provision for loan/lease losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the allowance for loan/lease losses.

          Real estate owned:

               Real estate owned consists of properties held for resale which were acquired through foreclosure on loans secured by real estate. Other real estate is carried at the lower of cost or appraised market value. In the normal course of business, it is reasonably possible that the estimated market value will change in the near term. Write-downs to market value at the date of foreclosure are charged to the allowance for loan losses. Subsequent declines in market value are charged to expense. Routine holding costs, subsequent declines and recoveries in appraised value are included in noninterest expense. Net gains or losses on disposal are included in noninterest income.

          Premises and equipment:

               Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, not exceeding 40 and 10 years for buildings and equipment, respectively. Leasehold improvements are amortized over the lesser of the life of the lease or life of the improvements. Maintenance and repairs of property and equipment are charged to operations and major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the Company's records and gain or loss is included in noninterest income.

          Income taxes:

               The Company accounts for certain income and expense items in different time periods for financial reporting purposes than for income tax purposes. Provisions for deferred taxes are made in recognition of such temporary differences using an asset and liability approach.

          Earnings per common share:

               On December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, Earnings per share (SFAS 128), which supersedes Accounting Principles Board Opinion No. 15. Under SFAS 128, earnings per common share are computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution, if any, that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. The dilutive effect for the year ending December 31, 1999 is shown in
               Note 16. There were no dilutive effects for the years ending December 31, 1998 and 1997. Prior period amounts have been restated, where appropriate, to conform to the requirements of SFAS 128.

          Comprehensive income:

               On January 1, 1998, United Financial Banking Companies, Inc. adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130). Under SFAS 130, each company is required to present a 'Statement of Comprehensive Income'. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources such as foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. This adjustment is presented in the Consolidated Statements of Income and Comprehensive Income.

          Reclassifications:

               Certain amounts for fiscal year 1998 and 1997 have been reclassified to conform to the presentation for fiscal year 1999.

Note 2.   Securities

               The amortized cost, gross unrealized gains and losses, and fair value related to the securities portfolio are as follows:

               Securities Available-for-Sale
               -----------------------------
                                                                   Gross          Gross
                                                                Unrealized      Unrealized     Fair
                                             Amortized Cost        Gains          Losses      Value
                                             --------------    --------------   ---------   -----------
               December 31, 1999:
               U.S. Treasury                 $       --        $           --   $      --   $       --
               U.S. Government Agencies       6,188,940                    --     (96,013)   6,092,927
               Mortgage-backed Securities       496,010                    --      (4,559)     491,451
               Equity                           229,150                    --          --      229,150
                                             ----------        --------------   ---------   ----------
               Total                         $6,914,100        $           --   $(100,572)  $6,813,528
                                             ==========        ==============   =========   ==========

               December 31, 1998:
               U.S. Treasury                 $  399,863        $        1,008   $      --   $  400,871
               U.S. Government Agencies       4,553,599                23,013      (7,070)   4,569,542
               Mortgage-backed Securities            --                    --          --           --
               Equity                           159,800                    --          --      159,800
                                             ----------        --------------   ---------   ----------
               Total                         $5,113,262        $       24,021   $  (7,070)  $5,130,213
                                             ==========        ==============   =========   ==========

               Securities Held-to-Maturity
               ---------------------------

               December 31, 1999:
               U.S. Treasury                 $       --        $           --   $      --   $       --
               U.S. Government Agencies              --                    --          --           --
               State and Municipal                   --                    --          --           --
                                             ----------        --------------   ---------   ----------
               Total                         $       --        $           --   $      --   $       --
                                             ==========        ==============   =========   ==========

               December 31, 1998:
               U.S. Treasury               $    769,397        $        6,503   $      --   $  775,900
               U.S. Government Agencies         549,495                 2,945          --      552,440
               State and Municipal              444,999                 1,093          --      446,092
                                           ------------        --------------   ---------   ----------
               Total                       $  1,763,891        $       10,541   $      --   $1,774,432
                                           ============        ==============   =========   ==========

               The amortized cost and estimated fair value of securities at December 31, 1999 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

               Securities Available-for-Sale           Amortized Cost  Fair Value
               -----------------------------           --------------  ----------
                 Due in one year or less                   $  154,737  $  153,932
                 Due after 1 year through 5 years           3,950,727   3,871,713
                 Due after 5 years through 10 years         1,086,459   1,082,421
                 Due after 10 years                         1,493,027   1,476,312
                                                           ----------  ----------
                                                            6,684,950   6,584,378
                                                           ----------  ----------

                 Equity securities                            229,150     229,150
                                                           ----------  ----------
                 Total                                     $6,914,100  $6,813,528
                                                           ==========  ==========

               Securities with a fair market value of $684,660 at December 31, 1999 and an amortized cost of $699,307 at December 31, 1998, were pledged as collateral for treasury, tax and loan and a letter of credit at Community Bankers Bank.

               No gross gains or gross losses were realized in 1999 or 1998.

               Equity Securities
               -----------------

               As a member of the Federal Home Loan Bank Systems, The Bank is required to hold stock in the Federal Home Loan Bank of Atlanta. The stock, which has no stated maturity, is carried at cost, $166,400, since no active trading market exits.

               At December 31, 1999, The Bank owned $62,750 of Community Bankers Bank stock. The stock is restricted from sale, transfer, pledge or other disposal unless permitted by an opinion of Community Bankers Bank counsel. The stock, which has no stated maturity, is carried at cost since no active trading market exits.

               Neither equity stock was pledged at December 31, 1999.


Note 3.        Loans and Lease Financing and Related Accounts

               Major classifications of loans and lease financing are summarized as follows:

                                                      1999          1998
                                                  ------------  ------------
               Commercial                         $25,164,407   $24,722,636
               Real estate construction             4,963,112     3,508,361
               Real estate mortgage                 8,794,744     7,081,130
               Installment                          1,769,311     1,662,646
                                                  -----------   -----------
                                                   40,691,574    36,974,773
               Less unearned discount                 (38,805)      (12,560)
                                                  -----------   -----------
                                                   40,652,769    36,962,213
               Allowance for loan/lease losses       (783,143)     (747,374)
                                                  -----------   -----------
               Loans and lease financing, net     $39,869,626   $36,214,839
                                                  ===========   ===========

          Changes in the allowance for loan/lease losses were as follows:


                                                    1999        1998        1997
                                                  ---------  ----------  ----------

               Balance, beginning of year         $747,374   $ 715,399   $ 584,106
               Provision charged to operations      79,866     323,500     249,300
               Loans charged off                   (46,895)   (302,139)   (140,053)
               Recoveries                            2,798      10,614      22,046
                                                  --------   ---------   ---------
               Balance, end of year               $783,143   $ 747,374   $ 715,399
                                                  ========   =========   =========

          Loans are impaired when it is probable that a borrower will not be able to pay all amounts due according to the contractual terms of the loan.

          Impaired loans are summarized as follows:

                                               1999      1998
                                             --------  --------

               Non-accrual                   $ 15,781   $60,378
               Restructured                   142,739        --
               Other impaired loans                --        --
                                             --------   -------
               Total impaired loans          $158,520   $60,378
                                             ========   =======

          The allowance for loan losses related to impaired loans amounted to approximately $31,656, $34,140 and $54,167 at December 31, 1999, 1998
          and 1997, respectively.

          The following is an analysis of approximate interest income related to impaired loans which is recognized on a cash basis:


                                                        1999        1998       1997
                                                      --------    --------   --------
               Interest that would have
                 been accrued as income               $  3,000    $  8,000   $ 12,000
               Interest paid and recognized
                 as interest income                         --          --         --
                                                      --------    --------   --------
               Interest forgone                       $  3,000    $  8,000   $ 12,000
                                                      ========    ========   ========

          The average balance of impaired loans on which income was recognized on a cash basis was $27,000, $70,000 and $102,000 for the years ending December 31, 1999, 1998 and 1997, respectively. There were no commitments to lend additional funds to customers whose loans were classified as impaired at December 31, 1999.


Note 4.   Significant Concentrations of Credit Risk

          The Company's business activity is primarily with customers located in Northern Virginia and the surrounding metropolitan area. A portion of the Company's lending activity is to customers who have purchased residential homes built on land acquired through a Bank foreclosure in 1990. As of December 31, 1999 and 1998, the Company and its subsidiaries had loans to such customers totaling $4,596,141 and $4,577,465, respectively. The Company evaluates each customer's creditworthiness on a case-by-case basis. Generally, these loans are secured by the underlying real estate, securities and/or personal assets.

          The Company maintains cash in commercial checking accounts. Accounts at commercial banks are insured by the Federal Deposit Insurance Corporation up to $100,000 per customer. At December 31, 1999, the Company had uninsured cash of $55,863. At December 31, 1999, six deposit relationships held 18.81% of the Bank's total deposits.

Note 5.   Real Estate Owned

                                                                       1999         1998
                                                                    -----------  -----------
               Real estate owned                                    $ 2,045,350  $ 2,456,703
               Allowances for losses on real estate owned              (620,700)    (657,305)
                                                                    -----------  -----------
               Real estate owned, net                               $ 1,424,650  $ 1,799,398
                                                                    ===========  ===========

          The Company did not capitalized interest for the years ended December 31, 1999 and 1998.

          Changes in the allowance for losses on real estate owned are summarized as follows:

                                                                       1999         1998
                                                                    ----------   ----------
               Balance, beginning                                   $  657,305   $  648,305
               Provision charged to operations                              --       77,666
               Losses charged to allowance                             (36,605)     (68,666)
                                                                    ----------   ----------
               Balance, ending                                      $  620,700   $  657,305
                                                                    ==========   ==========

Note 6.   Premises and Equipment

          Major classifications of premises and equipment are summarized as follows:

                                                                       1999        1998
                                                                    ----------   ---------
               Leasehold improvements                               $  286,442   $ 242,485
               Furniture and equipment                                 915,276     705,255
                                                                    ----------   ---------
                                                                     1,201,718     947,740

               Accumulated depreciation and amortization              (890,934)   (828,402)
                                                                    ----------   ---------
                                                                    $  310,784   $ 119,338
                                                                    ==========   =========

          Depreciation and amortization expense of $71,814 in 1999, $94,572 in 1998 and $50,933 in 1997, is included in occupancy expense or furniture and equipment expense, depending upon the nature of the asset. During 1998, the useful life of computer related equipment was adjusted from five years tothree years. Also during 1998, the useful life of leasehold improvements for the operations center was adjusted resulting in $24,000 of additional amortization expense.

          Future minimum lease payments for noncancellable operating leases with initial or remaining terms of one year or more as of December 31, 1999, are as follows:

                                          2000    $  295,054
                                          2001       279,301
                                          2002       279,301
                                          2003       279,301
                                          2004       279,301
                                   Later years       730,037
                                                  ----------
                  Total minimum lease payments    $2,142,294
                                                  ==========

          At December 31, 1999, the Company's operations included three leased properties. The lease terms for the main offices of the Company and the Bank located in Vienna, Virginia include three options for renewal, totaling twenty years, and a right of first offer.

          The Company was consolidated into the main office location in May 1995. The Bank's Operations Center formerly operated at 8351 Leesburg Pike, Vienna, Virginia, under a lease which expires in June 2000. Rental expense for 1999 under the lease totaled $65,026 and increases 3.0% per year for the remainder of the lease. One hundred percent of the former Operations Center space is sublet through the end of the lease term.

          At December 31, 1999, the Company leased space for a branch in McLean, Virginia. The lease term is for ten years and two months which commenced April 1, 1999.

          Rental expense for operating leases amounted to $259,398, $193,912 and $198,324 for the years ended December 31, 1999, 1998 and 1997, respectively. Leases are straightlined based on the current terms of the lease. Customarily, the leases provide that the Company pay taxes, maintenance, insurance and certain other operating expenses applicable to the leased property.

Note 7.   Deposits

          Deposit account balances at December 31, 1999 and 1998 are summarized as follows:

                                                                   1999         1998
                                                               ------------  ------------
          Noninterest bearing                                  $ 12,248,024  $ 14,264,071
          Interest-bearing demand                                15,839,370    10,105,072
          Savings deposits                                          537,005       470,890
          Certificates of deposits                               20,566,902    25,345,426
                                                               ------------  ------------
                                                               $ 49,191,301  $ 50,185,459
                                                               ============  ============

          Certificates maturing in years ending December 31, as of December 31, 1999:

                                 2000                                          $  8,527,565
                                 2001                                             8,642,782
                                 2002                                             2,652,269
                                 2003                                               119,140
                  2004 and thereafter                                               625,146
                                                                               ------------
                                                                               $ 20,566,902
                                                                               ============

          Overdrafts of $39,006 have been reclassed and are included in commercial loans.

Note 8.   Income Taxes

          Provision (credit) for income taxes in the consolidated statements of income are summarized as follows:

                                                     1999      1998      1997
                                                 -----------  -------  --------

               Current                           $    1,420   $ 9,218  $     --
               Deferred                            (511,424)       --        --
                                                 ----------   -------  --------
                                                 $ (510,004)  $ 9,218  $     --
                                                 ==========   =======  ========

                                                                     1999       1998       1997
                                                                 ----------  ----------  ---------

          Income (loss) before income taxes                      $  340,109   $ 122,451  $ 16,299
          Applicable statutory income tax rate                           34%         34%       34%
                                                                 ----------   ---------  --------
          Computed "expected" federal tax  expense               $  115,637   $  41,633  $  5,542

          Adjustments to federal income tax resulting from:
            Nondeductible expenses                               $    3,289   $      --  $     --
            Net operating loss carryforward                        (117,506)    (32,415)   (5,542)
            Decrease in deferred tax valuation allowance           (511,424)                   --
                                                                 ----------   ---------  --------
            Provision for federal income tax                     $ (510,004)  $   9,218  $     --
                                                                 ==========   =========  ========

          Other comprehensive income                             $ (117,523)  $  14,581  $  2,880
          Applicable tax                                            (39,958)      4,958       979
          Net operating loss carryforward                            39,958      (4,958)     (979)
                                                                 ----------   ---------  --------
              Other comprehensive income, net of tax             $ (117,523)  $  14,581  $  2,880
                                                                 ==========   =========  ========

          The major components of deferred tax assets and liabilities are as follows:

                                                                  1999          1998
                                                              ------------  ------------
          Deferred tax assets (liabilities):                  $
            Accelerated depreciation                                5,285   $    12,573
            Provision for loan losses                             151,675       130,960
            Valuation adjustments of real property                211,038       223,484
            Deferred loan fees                                     13,194         4,270
            Unrealized gain/loss on investment securities          34,194        (4,958)
            Deferred rent                                          33,720        14,105
            Net operating loss carryforward                     2,022,315     2,177,278
                                                              ------------   -----------

          Net deferred tax assets before valuation allowance    2,471,421     2,557,712

          Deferred tax valuation allowance                     (1,959,997)   (2,557,712)
                                                              -----------   -----------
          Net deferred tax assets                             $   511,424   $        --
                                                              ===========   ===========

          The proportional change in the deferred tax valuation allowance for 1999 in the amount of $511,424 was to recognize amounts of the Company's net operating loss carryforward considered by management as more likely than not to be realized.

          At December 31, 1999 the Company had net operating loss carryforwards for regular income tax purposes of $5,947,986 which will expire $279,240 in 2008, $1,849,246 in 2010, $1,829,709 in 2011 and
          $1,989,791 in 2012. The Company also has an alternative minimum tax credit carryforward of approximately $321,985 which may be carried forward indefinitely.

Note 9.   Commitments and Contingencies

          General Contingency
          -------------------

          The Company, in the normal course of its business, is occasionally the subject of legal actions and proceedings. In the opinion of management, after consultation with counsel, there were no legal matters pending as of December 31, 1999 which would have a material adverse effect on the Company's financial statements.

          Year 2000
          ---------

          During 1999, management completed the process of preparing for the Year 2000 date change. This process involved identifying and remediating date recognition problems in computer systems, software and other operating equipment, working with third parties to address their Year 2000 issues and developing contingency plans to address potential risks in the event of Year 2000 failures. To date, the Company has successfully managed the transition. Management will continue to monitor all business processes, including interaction with the Company's customers, vendors and other third parties, throughout 2000 to address any issues and ensure all processes continue to function properly.

          Financial Instruments With Off-Balance Risk
          -------------------------------------------

          In the normal course of business, the Company makes various commitments and incurs certain contingent liabilities which are not reflected in the accompanying financial statements. These commitments and contingent liabilities include commitments to extend credit and standby letters of credit. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer. Such collateral, where required, generally consists of real estate and assets of the business.

          Lines of credit are established for a potential borrower as an indication of the aggregate amount of outstanding loans that the Company is willing to extend. At December 31, 1999 and 1998, commitments to extend credit under unused lines of credit amounted to approximately $5,702,067 and $2,243,703, respectively.

          The Company's outstanding standby letters of credit amounted to approximately $652,924 and $618,474 as of December 31, 1999 and 1998, respectively. The credit risk involved in issuing letters of credit is essentially the same as that involved in making loans to customers.


Note 10.  Related Party Transactions

          Directors and officers of the Company were customers of, and entered into transactions with, the Company in the ordinary course of business. Loan transactions with directors and officers were made on substantially the same terms as those prevailing for comparable loans to other persons and did not involve more than normal risk of collectibility or present other unfavorable features. Loans to directors and officers, including family members or businesses in which they have 5 percent or more beneficial ownership, are summarized as follows:

                      Balance, December 31, 1997    $1,123,819
                        Additions                      436,983
                        Reductions                    (271,717)
                                                    ----------
                      Balance, December 31, 1998    $1,289,085
                        Additions                      436,533
                        Reductions                    (224,202)
                                                    ----------
                      Balance, December 31, 1999    $1,501,416
                                                    ==========

          The December 31, 1999 balance consists of both secured and unsecured loans. None of the loans to related parties were classified as non-performing as of December 31, 1999.

          The Bank held related party deposits of approximately $2,810,000 and $1,934,000 at December 31, 1999 and 1998, respectively.

Note 11.  Regulatory Requirements and Restrictions

          The Company's banking subsidiary is subject to federal and/or state statutes which prohibit or restrict certain of its activities, including the transfer of funds to the Company. There are restrictions on loans from the Bank to the Company, and the Bank is limited as to the amount of cash dividends it can pay. The Bank paid no dividends in 1999, 1998 and 1997.

          The Federal Reserve Act (Act) allows the Bank to make loans or other extensions of credit to its parent, UFBC, only if such loans do not exceed 10 percent of the Bank's capital and surplus and if such loans or extensions of credit are secured by adequate collateral, as defined by the Act. The Bank's capital and surplus totaled approximately $6,141,000 at December 31, 1999; thus net assets of the Bank in excess of approximately $614,100 were restricted from use by UFBC in the form of loans or advances. UFBC had no such borrowings from the Bank in 1999 or 1998.

          As a participant in the Federal Reserve system, the Bank is required to maintain certain average reserve balances which are non-interest bearing. The daily average reserve requirement for the week including December 31, 1999 was $250,000.

          The Company is subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and bank subsidiary must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company and bank subsidiary are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

          Quantitative measures established by regulation to ensure capital adequacy require the Company and the bank subsidiary to maintain minimum amounts and ratios of Total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. As of December 31, 1999, the Company and the Bank met the criteria to be well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and the bank subsidiary must maintain Total risk-based, Tier 1 risk-based and Tier 1 average asset ratios as set forth in the table. There are no conditions or events since December 31, 1999 that management believes would result in the institution not being adequately capitalized.

          The following table presents the Company and the Bank's actual regulatory capital amounts and ratios:

                                                                  Required for Capital            Required To Be
                                            Actual                  Adequacy Purposes            Well Capitalized
                                           -------------------    -----------------------    -----------------------
                                            Amount      Ratio        Amount        Ratio        Amount        Ratio
--------------------------------------------------------------------------------------------------------------------
As of December 31, 1999:
 Total capital (to risk-weighted assets)
          Company                          7,192,340    18.33%        3,138,307     8.00%        3,922,883    10.00%
          The Business Bank                6,730,867    17.33%        3,107,996     8.00%        3,884,994    10.00%
 Tier 1 capital (to risk-weighted assets)
          Company                          6,698,365    17.08%        1,569,153     4.00%        2,353,730     6.00%
          The Business Bank                6,241,999    16.07%        1,553,998     4.00%        2,330,997     6.00%
 Tier 1 capital (to average assets)
          Company                          6,698,365    12.14%        4,414,432     4.00%        5,518,040     5.00%
          The Business Bank                6,241,999    11.28%        4,425,844     4.00%        5,532,306     5.00%

As of December 31, 1998:
 Total capital (to risk-weighted assets)
          Company                          5,531,388    15.04%        2,943,124     8.00%        3,678,905    10.00%
          The Business Bank                5,328,278    14.54%        2,932,556     8.00%        3,665,695    10.00%
 Tier 1 capital (to risk-weighted assets)
          Company                          5,058,757    13.75%        1,471,562     4.00%        2,207,343     6.00%
          The Business Bank                4,866,918    13.28%        1,466,278     4.00%        2,199,417     6.00%
 Tier 1 capital (to average assets)
          Company                          5,058,757     9.28%        4,361,764     4.00%        5,452,205     5.00%
          The Business Bank                4,866,918     9.17%        4,245,822     4.00%        5,307,277     5.00%

Note 12.  Other Income

                                                          1999        1998        1997
                                                       ----------  ----------  -----------
          Service charges on deposits                  $  131,310  $  113,836  $   98,840
          Fees on letters of credit                         6,188       6,280       5,580
          Gain (loss) on sale of real estate owned         72,807     104,657      27,993
          Gain on sale of loans                                --      39,818          --
          Other                                            14,453      41,892      15,906
                                                       ----------  ----------  ----------
                                                       $  224,758  $  306,483  $  148,319
                                                       ==========  ==========  ==========

Note 13.  Interest on Deposits

                                                          1999        1998        1997
                                                       ----------  ----------  -----------
          Savings and NOW                              $   81,074  $   56,526  $   60,902
          Money market                                    322,645     312,769     231,789
          Time:
           Under $100,000                                 851,284   1,082,856     948,741
           $100,000 and over                              303,708     360,829     318,472
          Less:  capitalized interest                          --          --     (64,700)
                                                       ----------  ----------  ----------
                                                       $1,558,711  $1,812,980  $1,495,204
                                                       ==========  ==========  ==========

          In 1997, interest was capitalized on certain property classified as real estate owned.

Note 14.  Employee Benefit Programs

          (a)  Retirement Plans

          The Company has a 401(K) Plan which covers all employees who meet specified age and employment requirements. The administrative expense associated with the 401(K) Plan was approximately $2,000 in 1999, $1,600 in 1998 and $1,500 in 1997. The Company made contributions to the 401(K) Plan of $24,000 in 1999 and 1998 and $5,000 in 1997. Future
          contributions, if any, will be determined annually at the discretion of the Company's Board of Directors.

          (b)  Stock Options

          The Company has a 1990 and 1999 Executive Stock Plan (Plan) covering substantially all employees. Under the Plans, any employee who has or is expected to significantly contribute to the Company's growth and profit may be granted one or more options to purchase common stock and/or Stock Appreciation Rights (SAR). Members of the Compensation Committee are not eligible. The Committee, consisting of non-employee members of the Board of Directors, may designate the characteristics and terms of the granted options or SARs.

          The Committee establishes the price of each option share granted. The maximum number of options to purchase common stock issuable under the 1990 Plan was 69,880 based on formula adjustments since adoption of the 1990 Plan. This amount includes an increase of 12,062 shares issuable under the 1990 Plan which was approved at the Annual Meeting of Shareholders on June 12, 1996. As of December 31, 1999, 69,880 options to purchase common stock had been granted under the 1990 Plan. The 1990 Plan expired December 31, 1999. The maximum number of options to purchase common stock issuable under the 1999 Plan is 53,949. The 1999 Plan expires December 31, 2003. At December 31, 1999, no options to purchase common stock had been granted under the 1999 Plan. Under both Plans, options are exercisable at any time over a ten year period from the date of grant as long as the option holder is an employee of the Company. Certain option grants vest over four years.

          The Company also has a 1996 and 1999 Nonqualified Stock Option Plan for Non-Employee Directors (the Directors Plan) which awards options to purchase common stock to non-employee directors of the Company and of the Bank. The 1999 Directors Plan also includes awards to advisory board members. The maximum number of shares issuable under the 1996 Directors Plan was 8,000. The 1996 Directors Plan expired on July 1, 1998 and all options to purchase stock have been issued. The maximum number of shares issuable under the 1999 Directors Plan is 35,000. As of December 31, 1999, 4,600 options to purchase common stock had been granted under the 1999 Directors Plan. The 1999 Directors Plan expires on August 1, 2003.

          The following table summarizes the Company's stock option activity for the years ended December 31, 1999 and December 31, 1998:

                                               Average
                                              Price Per
                                                Share    Options   Exercisable
                                              ---------  --------  -----------
          Outstanding at December 31, 1997        $7.50   48,682        37,449
                       Granted                     8.75   10,100
                       Exercised                     --       --
                       Canceled or expired         7.89   (4,400)
                                                          ------   -----------
          Outstanding at December 31, 1998        $7.71   54,382        48,765
                       Granted                     8.75   33,098
                       Exercised                     --       --
                       Canceled or expired         8.75   (3,000)
                                                          ------   -----------
          Outstanding at December 31, 1999        $8.13   84,480        60,757

          The Company has elected to account for stock-based compensation under the intrinsic value guidelines of APB 25. Under the intrinsic value based method, compensation expense is measured as the excess, if any, of the market price of the stock underlying the option as of the date granted, over the exercise price. The Company's policy is to grant options at the current market value. Accordingly, no compensation expense associated with the options granted was recognized as of December 31, 1999, 1998 and 1997.

Note 15.  Other Expense

                                                                1999         1998      1997
                                                            -------------  --------  --------

          Data processing                                        $131,090  $114,938  $ 95,584
          Professional fees                                        78,084    83,169    79,254
          Stationery, printing and supplies                        68,142    49,357    48,711
          Insurance                                                40,956    56,429    89,980
          Postage                                                  24,208    17,034    16,952
          Telephone                                                25,694    16,463    13,300
          Advertising                                              11,069     7,411     9,104
          Travel, mileage, and lodging                              7,560     7,557    10,166
          Provision for losses on real estate owned, net               --   227,666    72,631
          Real estate owned, holding expense                       51,146    49,914   110,305
          Other                                                   132,636   104,753   101,770
                                                                 --------  --------  --------
                                                                 $570,585  $734,691  $647,757
                                                                 ========  ========  ========

Note 16.  Shareholder's Equity

          The Company has authorized 5,000,000 shares of no par value preferred stock. At December 31, 1999 and 1998, there were no shares of preferred stock outstanding.

          The Company has authorized 3,500,000 shares of $1 par value common stock. At December 31, 1999 and 1998, there were 963,234 and 831,590 common shares outstanding, respectively. Common shares reserved by the Company for future issuance (convertible notes, stock option plans and stock warrants) total 200,829.

          Public Offering
          ---------------

          During 1999, the Company initiated a Public Offering of common stock to raise $1,530,000 of common equity for the purpose of expanding banking operations. At December 31, 1999, the Company had sold 117,644 shares of common stock at $9.00 per share. $1,000,000 of the $1,058,796 proceeds were downstreamed to the Bank to support growth. Offering costs totaled approximately $44,000.

          Subsequent to December 31, 1999, the Company sold 38,265 additional shares of common stock at $9.00 per share. $300,000 of the proceeds have been downstreamed to BVCI for investment purposes. The balance of the proceeds has been held as working capital for UFBC.

          Warrants
          --------

          During 1999, warrants to purchase fourteen thousand shares of common stock were exercised at $7.50 per share. Warrants to purchase thirty-four thousand shares of common stock were unexercised at December 31, 1999. The unexercised warrants expire on September 30, 2001. A warrant to purchase two thousand shares of common stock was also unexercised as of December 31, 1999 and expires on January 27, 2007.

          Private Offering
          ----------------

          During 1998, the Company sold 269,950 shares of common stock at $8.75 per share in a Private Placement Offering. $1,386,000 of the $2,362,062 Private Placement Offering proceeds were used to redeem the Company's preferred stock and to pay the related accrued dividends. UFBC invested $700,000 of the proceeds into the Bank to support growth. $200,000 of the proceeds were used to purchase a participation in a Bank asset and used to pay off short-term debt. The remainder of the proceeds were used as working capital for UFBC. The Private Offering costs totaled approximately $5,000.

The following table is a reconciliation of earnings per common share as computed under SFAS 128 (Note 1).

                                                                        Income        Shares      Per Share
                                                                      (Numerator)  (Denominator)    Amount
                                                                      -----------  -------------  ----------
Basic Earnings Per Share
------------------------

For the year ended December 31, 1999
   Net Income                                                          $ 850,113
   Less: Preferred Stock Dividends                                            --
                                                                       ---------
         Basic earnings (loss) per common share:
     Income available to common stockholders                           $ 850,113        847,805       $1.00
                                                                       =========        =======   =========

For the year ended December 31, 1998
   Net Income                                                          $ 113,233
   Less: Preferred Stock Dividends                                      ( 50,000)
                                                                       ---------
         Basic earnings (loss) per common share:
     Income available to common stockholders                           $  63,233        716,395       $ .09
                                                                       =========        =======   =========

For the year ended December 31, 1997
   Net Income                                                          $  16,299
   Less: Preferred Stock Dividends                                      (117,250)
                                                                       ---------
         Basic earnings (loss) per common share:
     Income available to common stockholders                            (100,951)       561,640       $(.18)
                                                                       =========        =======   =========


Diluted Earnings Per Share
--------------------------

For the year ended December 31, 1999
   Net Income available to common stockholders                         $ 850,113        847,805

   Add: Contracts to issue common stock
                       Warrants - expire                                 9/30/01          5,333
                       Warrant - expires                                 1/27/07            333
                       Options - expire 12/31/05 -12/31/09                                7,622
                                                                                        -------
                       Weighted-average diluted shares outstanding                       13,288

                      Diluted earnings  per common share:              $ 850,113        861,093       $ .99
                                                                       =========        =======   =========

For the year ended December 31, 1998
   Net Income available to common stockholders                         $  63,233        716,395

   Add: Contracts to issue common stock
                       Warrants - expire 12/31/99                                         2,000
                       Warrants - expire  9/30/01                                         4,571
                       Warrant - expires  1/27/07                                           286
                       Options - expire 12/31/05 - 6/30/08                                6,240
                                                                                        -------
                      Weighted-average diluted shares outstanding                        13,097

                      Diluted earnings  per common share:              $  63,233        729,492       $ .09
                                                                       =========        =======   =========

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 17.  Fair Value of Financial Instruments

          Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments (SFAS 107), requires disclosure of the estimated fair values of financial instruments which is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. In cases where quoted market prices are not available, fair values are based on estimates using discounted cash flow analyses or other valuation techniques. Those techniques involve subjective judgment and are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The estimation methods for individual classifications of financial instruments are more fully described below. Accordingly, the net realizable values could be materially different from the estimates presented below.

          Cash and short-term investments
          The carrying value of cash and short-term investments is a reasonable estimate of fair value.

          Investment Securities
          Fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

          Loans
          For certain homogeneous categories of loans, such as some residential mortgages and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

          Deposits
          The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at December 31, 1999 and 1998. The fair value of fixed maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

                                                1999                       1998
                                     ------------------------    ------------------------
                                        Book         Fair           Book         Fair
                                        Value        Value          Value        Value
                                     -----------  -----------    -----------  -----------
          Financial Assets:
            Cash and short-term
               investments           $ 7,137,000  $ 7,137,000    $10,170,000  $10,170,000
            Investment securities      6,813,000    6,813,000      6,894,000    6,905,000
            Net loans                 39,870,000   40,158,000     36,215,000   37,923,000

          Financial Liabilities:
            Deposits                  49,191,000   49,100,000     50,186,000   50,491,000

          SFAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amount presented should not be interpreted as representing the underlying value of the Company.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 18.  Parent Company Financial Statements

          Condensed financial statements of the parent company, United Financial Banking Companies, Inc. as of December 31, 1999 and 1998, and for the years ended December 31, 1999, 1998 and 1997, follow:

                                BALANCE SHEETS
                          December 31, 1999 and 1998

               ASSETS                                                1999          1998
                                                                 -----------    -----------
          Cash on deposit with subsidiary bank                   $    97,261    $    38,134
          Investment in The Business Bank                          6,241,999      4,866,917
          Investments in other subsidiaries                          219,696        152,570
          Loans and leases receivable, net                                --         44,709
          Other assets                                               511,424          3,251
                                                                 -----------    -----------

               Total assets                                      $ 7,070,380    $ 5,105,581
                                                                 ===========    ===========

               LIABILITIES AND STOCKHOLDERS' EQUITY

          LIABILITIES
          Other liabilities                                      $    41,743    $    46,824
                                                                 -----------    -----------
               Total liabilities                                      41,743         46,824
                                                                 -----------    -----------

          STOCKHOLDERS' EQUITY                                     7,028,637      5,058,757
                                                                 -----------    -----------

               Total liabilities and stockholders' equity        $ 7,070,380    $ 5,105,581
                                                                 ===========    ===========

                             STATEMENTS OF INCOME
                 Years Ended December 31, 1999, 1998 and 1997

                                                               1999           1998           1997
                                                            ----------     ----------     ----------
          Income:
            Interest                                        $    2,246     $    8,472     $   39,611
            Other                                                   --             48        (42,575)
                                                            ----------     ----------     ----------
               Total income                                      2,246          8,520         (2,964)

          Expenses                                             104,345        454,285        247,524
                                                            ----------     ----------     ----------
                                                              (102,099)      (445,765)      (250,488)
          Undistributed net gain (loss) of subsidiaries        442,208        568,216        266,787
                                                            ----------     ----------     ----------
          Income (loss) before income taxes                    340,109        122,451         16,299
          Federal income tax expense (benefit)                (510,004)         9,218             --
                                                            ----------     ----------     ----------
          Net income (loss)                                 $  850,113     $  113,233     $   16,299
                                                            ==========     ==========     ==========

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           STATEMENTS OF CASH FLOWS
                 Years Ended December 31, 1999, 1998 and 1997

                                                                   1999             1998            1997
                                                               ------------     ------------     ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)                                             $    850,113          113,233      $  16,299
 Adjustments to reconcile net income
 (loss) to net cash used in operating activities:
   Provision for loan losses                                        (12,001)         180,000         91,100
   Undistributed net (gain) loss of:
      The Business Bank                                            (375,081)        (456,163)      (214,084)
      Other Subsidiaries                                            (67,127)        (112,053)       (52,703)
   (Increase) decrease in other assets                             (508,173)          41,826           (202)
   Increase (decrease) in other liabilities                          (5,081)         (46,944)        53,526
                                                               ------------     ------------     ----------
       Net cash provided by (used in)
         operating activities                                      (117,350)        (280,101)      (106,064)
                                                               ------------     ------------     ----------

CASH FLOWS FROM INVESTING ACTIVITIES
 Principal collected on loans                                        56,710            7,498        397,437
 Loans and leases purchased from subsidiary                              --         (140,000)      (155,168)
 (Investment in) distributions from
   subsidiaries                                                  (1,000,000)        (700,000)      (540,195)
                                                               ------------     ------------     ----------
       Net cash provided by (used in)
         investing activities                                      (943,290)        (832,502)      (297,926)
                                                               ------------     ------------     ----------

CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds from issuance of redeemable preferred stock                    --               --        450,000
 Proceeds from issuance of common stock                           1,119,767        2,357,895             --
 Redemption of preferred stock & accrued dividend                        --       (1,386,000)            --
                                                               ------------     ------------     ----------
       Net cash provided by (used in)
         financing activities                                     1,119,767          971,895        450,000
                                                               ------------     ------------     ----------

 Net increase (decrease) in cash and cash equivalents                59,127         (140,708)        46,010

 Cash and cash equivalents at beginning of year                      38,134          178,842        132,832
                                                               ------------     ------------     ----------

 Cash and cash equivalents at end of year                      $     97,261     $     38,134     $  178,842
                                                               ============     ============     ==========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION

 Cash paid during the years for:
   Interest on borrowings                                      $      2,021     $        808     $       --
                                                               ============     ============     ==========

   Income taxes                                                $      9,218     $         --     $       --
                                                               ============     ============     ==========

SUPPLEMENTAL SCHEDULE OF NON-CASH
INVESTING AND FINANCING ACTIVITIES

 In 1997, $117,250 was accrued for dividends payable on the preferred stock - series A.

----------------------------------------------------------------------------------------------------------------------
TABLE  1    Selected Consolidated Financial Data
----------------------------------------------------------------------------------------------------------------------
Year Ended December 31,                     1999              1998            1997            1996           1995
----------------------------------------------------------------------------------------------------------------------
Results of operations:
  Total interest income                 $  3,977,200    $  4,055,420    $  3,433,867    $  2,828,278    $ 2,191,867
  Total interest expense                   1,587,216       1,813,788       1,495,204       1,562,851      1,343,596
                                         -----------     -----------     -----------     -----------     ----------
  Net Interest income                      2,389,984       2,241,632       1,938,663       1,265,427        848,271

  Provision for
    loan/lease losses                         79,866         323,500         249,300         694,203           (295)
                                         -----------     -----------     -----------     -----------     ----------

  Net interest income after
    provision for
    loan/lease losses                      2,310,118       1,918,132       1,689,363         571,224        848,566

  Other income                               291,301         400,188         224,716         651,882        231,796

  Other expenses                           2,261,310       2,195,869       1,897,780       2,133,176      2,403,850
                                         -----------     -----------     -----------     -----------     ----------
  Income before                              340,109         122,451          16,299        (910,070)    (1,323,488)
    income taxes and
    extraordinary gain

  Income tax
    expense(benefit)                        (510,004)          9,218               -          (2,461)         2,598
                                         -----------     -----------     -----------     -----------     ----------
  Net income(loss) before                    850,113         113,233          16,299        (907,609)    (1,326,086)
    extraordinary gain

  Extraordinary gain                               -               -               -               -              -
                                         -----------     -----------     -----------     -----------     ----------
  Net income(loss)                      $    850,113    $    113,233    $     16,299    $   (907,609)   $(1,326,086)
                                         ===========     ===========     ===========     ===========     ==========

Earnings per share:
Net income                                   850,113         113,233          16,299        (907,609)    (1,326,086)
  Less:  preferred stock dividends                 -         (50,000)       (117,250)        (18,750)             -
                                         -----------     -----------     -----------     -----------     ----------
  Income available to common stockholders
      before extraordinary gain:             850,113          63,233        (100,951)       (926,359)    (1,326,086)
Basic earnings (loss) per common share  $       1.00    $       0.09    $      (0.18)   $      (1.65)   $     (2.40)
Diluted earnings (loss) per common share$       0.99    $       0.08    $          -    $      (1.65)   $     (2.40)
   Add:  extraordinary gain                        -               -               -               -              -
                                         -----------     -----------     -----------     -----------     ----------
  Income available to common stockholders    850,113          63,233        (100,951)       (926,359)    (1,326,086)
Basic earnings (loss) per common share: $       1.00    $       0.09    $      (0.18)   $      (1.65)   $     (2.40)
Diluted earnings (loss) per common share$       0.99    $       0.08    $          - (1)$      (1.65)   $     (2.40)

Average weighted shares outstanding:
      Basic                                  847,805         716,395         561,640         561,640        551,550
      Diluted                                861,094         814,752         585,873         561,640        551,550

Period-ending balances:

  Total loans                           $ 40,652,769    $ 36,962,213    $ 38,084,861    $ 30,618,335    $23,874,982
  Total assets                            56,455,892      55,573,072      48,074,006      41,601,689     43,065,970
  Total deposits                          49,191,302      50,185,459      43,761,761      37,734,574     37,475,235
  Shareholders' equity                     6,928,065       5,075,708       2,639,999       2,738,070      3,670,047

Selected ratios:

  Return on average
    total assets                                1.59%           0.22%           0.04%          (2.07)%        (3.45)%

  Return on average
    earning assets                              1.71%           0.23%           0.04%          (2.68)%        (5.23)%

  Return on average
    shareholders' equity                       16.14%           2.90%           0.61%         (27.51)%       (29.73)%

  Average shareholders'
    equity to average
    total assets                                9.87%           7.50%           5.87%           7.54%         11.60%

(1) anti-dilutive

                   UNITED FINANCIAL BANKING COMPANIES, INC.


Forward looking statements. This discussion and other sections of this report
--------------------------
contain forward looking statements, including statements of goals, intentions and expectations as to future trends, plans, or results of Company operations and policies and assumptions regarding general economic conditions. These statements are based upon current and anticipated economic conditions, nationally and in the Company's market, interest rates and interest rate policy, competitive factors, Year 2000 compliancy and other conditions which, by their nature, are not conducive to accurate forecast, and are subject to significant uncertainty. Because of these uncertainties and the assumptions on which this discussion and the forward looking statements are based, actual future operations and results may differ materially from those indicated herein.

OVERVIEW
--------

     United Financial Banking Companies, Inc. (UFBC) is a one-bank holding company which owns 100% of the issued and outstanding shares of common stock of The Business Bank (the Bank). UFBC also wholly owns Business Venture Capital, Inc. (BVCI). Collectively, UFBC, the Bank, and BVCI are referred to as "the Company". The following commentary provides an overview of the consolidated financial condition and results of operation of the Company, and should be read together with the consolidated financial statements and accompanying notes presented in this report.

     The Company reported net income of $850,113 or $1.00 per share for the year ended December 31, 1999. Several components impacted income during 1999, including recognition of $511,424 of the Company's deferred income taxes. The deferred income tax benefit represented 60.2% of net income for the year ended December 31, 1999 compared to the 1998 tax provision which represented 8.1% of net income. Income before taxes increased $218,000 or 177.7% from $122,451 at December 31, 1998 to $340,109 at December 31, 1999. The income before tax increase is primarily attributable to the resolution and disposition of several nonearning assets during 1998. The 1998 resolution contributed to 1999 earning assets and improved asset quality which limited the amount of provision necessary to fund the allowance for loan/lease losses. Average earning assets increased $1,465,000 or 3.0% when comparing years ending December 31, 1999 and 1998 (Table 2, Consolidated Average Balances). Provision for loan/lease losses expense declined $244,000 or 75.3% for the comparable period (Consolidated Statements of Income and Comprehensive Income).

     The Company reported net income of $113,233 or $.09 earnings per basic share for the year ended December 31, 1998. Basic earnings per share were negatively impacted by dividends of $50,000 for the Company's Series A preferred stock. The preferred stock was redeemed during 1998 from proceeds of a Private Offering (Note 16 to the consolidated financial statements). Growth was the key influence on income for 1998. Total assets increased $7,499,000 or 15.6% during 1998. Average earning assets increased $7,637,000 or 18.8% during 1998 despite significant loan payoffs (Table 2, Consolidated Average Balances). Contributing to the volume of earning assets, non-earning assets decreased $586,000 or 20.4% from $2,879,000 at December 31, 1997 to $2,293,000 at December 31, 1998. Non-
earning assets were 4.1% of total assets at December 31, 1998 compared to 6.0% of total assets at December 31, 1997.

     For the year ended December 31, 1997, the Company reported net income $16,299 and net loss of $.18 earnings per basic share. Earnings per share were negatively impacted by dividends of $117,250 for the Company's Series A preferred stock. During 1997, management focused on the liquidation of non-earning assets. Primarily due to the sale of real estate owned (REO), non-earning assets decreased $830,000 or 22.4% from $3,709,000 at December 31, 1996 to $2,879,000 at December 31, 199. Non-earning assets were 6.0% of total assets at December 31, 1997 compared to 8.7% of total assets at December 31, 1996. The decrease in non-earning assets contributed to the Company's growth in total average earning assets which grew $6,941,000 or 20.5% and produced a 53.0% increase in net interest income during 1997.

                   UNITED FINANCIAL BANKING COMPANIES, INC.


TABLE 2
CONSOLIDATED AVERAGE BALANCES/NET INTEREST ANALYSIS/
YIELDS AND RATES
________________________________________________________________________________

For the Year Ended                                December 31, 1999                        December 31, 1998
----------------------------------------------------------------------------------------------------------------------
                                          Average                   Yield/        Average                     Yield/
                                          Balance       Interest     Rate         Balance        Interest      Rate
----------------------------------------------------------------------------------------------------------------------
            ASSETS
Earning assets:
  Loans/Leases:
  Commercial                            $23,644,022    $2,112,988     8.94%     $25,163,714    $2,462,453      9.79%
  Real estate construction                4,151,679       422,128    10.17%       2,756,519       264,084      9.58%
  Real estate mortgage                    7,651,694       604,872     7.91%       6,950,303       527,037      7.58%
  Installment                             1,574,821       140,799     8.94%       1,641,652       151,500      9.23%
  Leases                                          -             -        -          273,446             -         -
                                        -----------    ----------               -----------    ----------
    Total loans/leases                   37,022,216     3,280,787     8.86%      36,785,634     3,405,074      9.26%
                                        -----------    ----------               -----------    ----------

Interest-bearing deposits                         -             -     0.00%          88,056         5,491      6.24%
Federal funds sold                        5,362,759       269,857     5.03%       6,229,522       339,393      5.45%
Investment securities                     7,448,088       426,556     5.73%       5,264,914       305,462      5.80%
                                        -----------    ----------               -----------    ----------
    Total earning assets                 49,833,063     3,977,200     7.98%      48,368,126     4,055,420      8.38%
                                                       ==========                              ==========

Noninterest-earning assets
  Cash and due from banks                 2,046,384                               1,768,063
  Other assets                            2,227,639                               2,682,471
  Allowance for loan losses/lease          (755,737)                               (763,834)
                                        -----------                             -----------
    Total assets                        $53,351,349                             $52,054,826
                                        ===========                             ===========

       LIABILITIES AND
      STOCKHOLDERS' EQUITY

Interest-bearing liabilities:
Interest-bearing deposits:
  Savings and NOW accounts                3,389,515        81,074     2.39%       2,360,360        56,526      2.39%
  Money market accounts                  10,284,048       322,645     3.14%       8,817,006       317,462      3.60%
  Time:
  Under $100,000                         16,613,670       851,284     5.12%      19,638,531     1,078,163      5.49%
  $100,000 and over                       6,071,187       303,708     5.00%       6,636,143       360,829      5.44%
                                        -----------    ----------               -----------    ----------
    Total interest-bearing
      deposits                           36,358,420     1,558,711     4.84%      37,452,040     1,812,980      4.84%
Short-term borrowings                       425,000        28,505     6.71%          40,972           808      1.97%
                                        -----------    ----------               -----------    ----------
    Total interest-bearing
      liabilities                        36,783,420     1,587,216     4.32%      37,493,012     1,813,788      4.84%
                                                       ==========                              ==========
Non interest-bearing liabilities:
  Demand deposits                        10,853,570                               9,843,027
  Other liabilities                         448,696                                 361,048
  Redeemable preferred stock                      -                                 453,667
  Stockholders' equity                    5,265,663                               3,904,072
                                        -----------                             -----------
    Total liabilities and
      stockholders' equity              $53,351,349                             $52,054,826
                                        ===========                             ===========
Net interest income                                    $2,389,984                              $2,241,632
                                                       ==========                              ==========

Net interest margin (2)                                               4.80%                                    4.63%
                                                                     ======                                   ======
Net interest spread (3)                                               3.66%                                    3.54%
                                                                     ======                                   ======
Fees included in loan income                           $  133,193                              $  103,364
                                                       ==========                              ==========
Taxable equivalent adjustment                          $        -                              $        -
                                                       ==========                              ==========

For the Year Ended                                      December 31, 1997
------------------------------------------------------------------------------------
                                               Average                     Yield/
                                               Balance       Interest       Rate
------------------------------------------------------------------------------------
            ASSETS
Earning assets:
  Loans/Leases:
  Commercial                                 $23,856,037    $2,269,847      9.51%
  Real estate construction                     1,562,737       150,606      9.64%
  Real estate mortgage                         5,148,096       391,356      7.60%
  Installment                                  1,974,646       179,571      9.09%
  Leases                                         364,385             -         -
                                             -----------    ----------
    Total loans/leases                        32,905,901     2,991,380      9.09%
                                             -----------    ----------

Interest-bearing deposits                        151,613         8,914      5.88%
Federal funds sold                             4,516,220       246,707      5.46%
Investment securities                          3,157,053       186,866      5.92%
                                             -----------    ----------
    Total earning assets                      40,730,787     3,433,867      8.43%
                                                            ==========

Noninterest-earning assets
  Cash and due from banks                      1,666,506
  Other assets                                 3,700,273
  Allowance for loan losses/lease               (619,807)
                                             -----------
    Total assets                             $45,477,759
                                             ===========

       LIABILITIES AND
      STOCKHOLDERS' EQUITY

Interest-bearing liabilities:
Interest-bearing deposits:
  Savings and NOW accounts                     2,598,967        60,902      2.34%
  Money market accounts                        6,918,458       231,789      3.35%
  Time:
  Under $100,000                              17,579,511       884,041      5.40% (1)
  $100,000 and over                            5,976,740       318,472      5.33%
                                             -----------    ----------
    Total interest-bearing
      deposits                                33,073,676     1,495,204      4.72%
Short-term borrowings                                  -             -      0.00%
                                             -----------    ----------
    Total interest-bearing
      liabilities                             33,073,676     1,495,204      4.72% (1)
                                                            ==========
Non interest-bearing liabilities:
  Demand deposits                              8,104,143
  Other liabilities                              351,408
  Redeemable preferred stock                   1,281,000
  Stockholders' equity                         2,667,532
                                             -----------
    Total liabilities and
      stockholders' equity                   $45,477,759
                                             ===========
Net interest income                                         $1,938,663
                                                            ==========

Net interest margin (2)                                                     4.76%
                                                                           ======
Net interest spread (3)                                                     3.71%
                                                                           ======
Fees included in loan income                                $   92,770
                                                            ==========
Taxable equivalent adjustment                               $        -
                                                            ==========


  Average balances for the years presented are calculated on a monthly basis. Nonaccruing loans are included in the average loan balance.

(1) The yield on this component of interest-bearing liabilities is derived as a percentage of gross interest paid on the average balance. Interest shown is net of interest capitalized on real estate under development of $64,700 on CODs under $100,000 for the year ended December 31, 1997.

(2) Net interest income divided by total earning assets.

(3) Average rate earned on total earning assets less average rate paid for interest-bearing liabilities.

                   UNITED FINANCIAL BANKING COMPANIES, INC.


NET INTEREST INCOME AND INTEREST ANALYSIS
-----------------------------------------

     Net interest income is the principal component of the Company's operating income and is the amount by which interest and loan fee income earned on earning assets exceeds interest paid on interest-bearing liabilities. Net interest income increased $148,000 or 6.6% from $2,242,000 at December 31, 1998 to $2,389,000 at December 31, 1999. The increase is attributable to an increased average volume of earning assets and a decreased volume of interest-bearing liabilities in the Bank. As shown in Table 2, Consolidated Average Balances, average total earning assets increased $1,467,000 or 3.0% from $48,368,000 at December 31, 1998 to $48,833,000 at December 31, 1999. Average total interest-bearing liabilities decreased $710,000 or 1.9% from $37,493,000 at December 31, 1998 to $36,783,000 at December 31, 1999. During 1999, rate impacted net interest income by depressing interest income and significantly decreasing interest expense.

     Interest and fees from loans declined $124,000 or 3.7% and interest from federal funds decreased $70,000 or 20.5%. Both decreases were driven by rate as shown in Table 3, Analysis of the Changes in the Components of Net Interest Income. Interest income from investment securities grew $121,000 or 39.6% and was also impacted by rate. The investment portfolio has a short duration and the 1999 purchases were made during a rising rate environment. Total interest income decreased $78,000 or 1.9% during 1999. As needed, management changes the Company's investment mix, such as loans, securities or federal funds sold, in an effort to safely maximize income and to maintain adequate liquidity.

     Interest expense on total interest-bearing deposits decreased $227,000 or 12.5% at December 31, 1999 when compared to the year ended December 31, 1998. Both rate and volume account for the increase as shown in Table 3. Interest expense on deposits reflects management's continuing plan and efforts to manage the cost of funds by obtaining less volatile and less costly core deposits.

     Net interest margin is a key measure of net interest income performance. Representing the Company's net yield on its average earning assets, net interest margin is calculated as net interest income divided by average earning assets. Both net interest margin and net interest income are affected by many factors, including competition, the economy, and the volume and mix of balance sheet components and their relative sensitivity to interest rate fluctuations. During 1999 rate was a key factor affecting net interest income and the net interest margin compared to 1998 which was primarily affected by volume as shown in Tables 2 and 3. At December 31, 1999, the net interest margin of 4.80% increased seventeen basis points when compared to the net interest margin of 4.63% at December 31, 1998.

                   UNITED FINANCIAL BANKING COMPANIES, INC.


CHANGE IN NET INTEREST INCOME (RATE/VOLUME VARIANCE)
----------------------------------------------------

     The analysis of the changes for the components of net interest income presented in Table 3 shows the direct causes of the changes in net interest earnings from year to year on a tax equivalent basis. It is computed as prescribed by the Securities and Exchange Commission. UFBC's net yield on earning assets, interest income and expense is affected by fluctuating interest rates, volumes of and changes in the mix between earning assets and interest-bearing liabilities, and the interaction between these factors.

TABLE 3

Analysis of the Changes in the Components of Net Interest Income (tax equivalent
________________________________________________________________________________
basis)
______

 For the Year Ended December 31,                   1999 Compared to 1998                        1998 Compared to 1997
                                        -----------------------------------------    -----------------------------------------

                                           Total              Change Due To:            Total              Change Due To:
                                                       --------------------------                   --------------------------
                                         Increase                                     Increase
                                        (Decrease)        Rate          Volume       (Decrease)        Rate          Volume
------------------------------------------------------------------------------------------------------------------------------
 Interest income:
 Loans & lease financing:
   Commercial                           $ (349,465)    $ (200,752)    $ (148,713)    $  192,606     $   68,184     $  124,422
   Real estate - construction              158,044         24,383        133,661        113,478         (1,571)       115,049
   Real estate - mortgage                   77,835         24,649         53,186        135,681         (1,322)       137,003
   Installment                             (10,701)        (4,533)        (6,168)       (28,072)         2,210        (30,282)
                                        ----------     ----------     ----------     ----------     ----------     ----------
     Total loans/leases                   (124,287)      (156,254)        31,967        413,693         67,501        346,192
 Interest-bearing deposits                  (5,491)             -         (5,491)        (3,423)           314         (3,737)
 Federal funds sold                        (69,536)      (210,270)       140,734         92,686           (906)        93,592
 Investment securities                     121,094        163,595        (42,501)       118,596         (6,168)       124,764
                                        ----------     ----------     ----------     ----------     ----------     ----------
     Total interest income                 (78,220)      (202,929)       124,709        621,552         60,740        560,812
                                        ----------     ----------     ----------     ----------     ----------     ----------
 Interest expense:
   Savings and NOW accounts                 24,547            (99)        24,646         (4,376)         1,215         (5,591)
   Money markets accounts                    5,185        (47,637)        52,822         85,673         22,066         63,607
   Time:
     Under $100,000                       (226,879)       (60,813)      (166,066)       194,122         90,578        103,544
     $100,000 and over                     (57,122)       (26,403)       (30,719)        42,357          7,221         35,136
   Short-term borrowings                    27,697         20,124          7,573            808            808              -
                                        ----------     ----------     ----------     ----------     ----------     ----------
     Total interest expense               (226,572)      (114,829)      (111,743)       318,584        121,888        196,696
                                        ----------     ----------     ----------     ----------     ----------     ----------
     Net interest income                $  148,352     $  (88,100)    $  236,452     $  302,968     $  (61,147)    $  364,115
                                        ==========     ==========     ==========     ==========     ==========     ==========

PROVISION FOR LOAN/LEASE LOSSES
-------------------------------

     Provision expense declined $244,000 or 75.3% from $324,000 at December 31, 1998 to $80,000 at December 31, 1999. The decrease is primarily attributable to a charge-off of $203,000 during 1998 and the necessity to replenish the allowance. All of the leases within the Leveraged Lease subsidiary, UFBC, Inc., expired in 1998. The value of these assets were determined each year by an independent appraisal obtained through a third party. At maturity, both leases were converted to sales as the lessees elected to exercise their purchase options. As a result of the final disposition of these assets, the Bank charged $23,145 to its allowance for loan/lease losses and the Company charged $180,000 to its allowance for loan/lease losses.

NONINTEREST INCOME
------------------

     Total noninterest income declined $109,000 or 27.2% at year end 1999 compared to year end 1998. Total noninterest income increased $175,000 or 78.1% at year end 1998 compared to year end 1997. The 1999 decrease compared to 1998 and the 1998 rise compared to 1997 are both principally due to 1998 other income. Net gains of $105,000 from the sales of REO in the BVCI subsidiary primarily accounts for 1998 other income. Gains on the sales of loans and one time recognition of deferred fees also contributed to the 1998 improvement.

     Detail of other income is shown in Note 12 to the consolidated financial statements.

                   UNITED FINANCIAL BANKING COMPANIES, INC.

NONINTEREST EXPENSE
-------------------

     Total noninterest expense increased $65,000 or 2.9% during the year ending 1999 as compared to 1998 and increased $298,000 or 15.7% during the year ending 1998 as compared to 1997 as shown in Table 4, Noninterest Expense. The 1999 increase is primarily attributable to salaries and employee benefits, occupancy and fixed asset expense. Salaries and employee benefits and the provision for REO account for the increase when comparing years ended December 31, 1998 and 1997.

     Salaries and employee benefits rose $157,000 or 14.8% at December 31, 1999 as compared to December 31, 1998. Staff for a new bank branch which opened during 1999 accounts for most of the increase. The bank branch opening also generated additional occupancy and furniture and equipment expense. Occupancy expense rose $38,000 or 11.8% when comparing years ended December 31, 1999 and 1998. Furniture and equipment expense increased $34,000 or 14.8% during 1999.

     Salaries and employee benefits rose $168,000 or 18.8% at December 31, 1998 as compared to December 31, 1997. During 1998, the Bank required additional staffing to support growth. For the same comparable period, the provision for REO increased $155,000 due to write-downs.

     Insurance expense decreased $15,000 or 27.4% at December 31, 1999 when compared to December 31, 1998 and decreased $34,000 or 37.3% at December 31, 1998 when compared to December 31, 1997. The decrease during 1999 is primarily attributable to a reduction in the Company's bond insurance premium. A reduction in the Bank's FDIC insurance assessment as a result of its improved capital position accounts for the 1998 decrease. The FDIC insurance assessment is affected by the volume of deposits as well as capital position.

     REO holding expense decreased 54.8% for the year ending December 31, 1998 compared to December 31, 1997. The Company benefitted from the liquidation and sale of several REO properties during 1998.

  Table 4 shows the major categories of noninterest expense for the past three years and its relation to average assets, average earning assets and gross income.

--------------------------------------------------------------------------------
TABLE  4     NONINTEREST EXPENSE
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                           Percentage
                                                                                                       increase (decrease)
                                                  1999             1998               1997          1999 / 98       1998 / 97
-----------------------------------------------------------------------------------------------------------------------------
Salaries and employee benefits                  1,219,145         1,061,659           893,622          14.83            18.80

Occupancy, net                                    360,893           322,956           296,097          11.75             9.07

Furniture and equipment                           110,687            76,563            60,304          44.57            26.96

Professional fees                                  78,084            83,169            79,254          (6.11)            4.94

Insurance                                          40,956            56,429            89,980         (27.42)          (37.29)

Provision for real estate owned                         -           227,666            72,631        (100.00)          213.46

Real estate owned holding expense                  51,146            49,914           110,305           2.47           (54.75)

Other expenses                                    400,399           317,513           295,587          26.10             7.42
                                            -------------     -------------     -------------
     Total                                      2,261,310         2,195,869         1,897,780           2.98            15.71
                                            =============     =============     =============

Noninterest expense as a percentage of :

    Average assets                                   4.24%             4.22%             4.17%
                                            =============     =============     =============

   Average earning assets                            4.54%             4.54%             4.66%
                                            =============     =============     =============

   Gross income                                     52.98%            49.28%            51.87%
                                            -------------     -------------     -------------

                   UNITED FINANCIAL BANKING COMPANIES, INC.


BALANCE SHEET ANALYSIS
----------------------

     At December 31, 1999, total assets increased $833,000 or 1.6% from December 31, 1998. The increase was attributable to loan growth and recognition of a portion of the Company's deferred income taxes. Loans grew $3,691,000 from $36,962,000 to at December 31, 1998 to $40,653,000 at December 31, 1999, while deposits decreased $994,000 for the comparable period. Loan growth was funded by capital and redistribution of the Company's liquid assets. Management believes that growth is necessary for the Company to improve profitability. Additionally, management believes that developing a diversified balance sheet is essential to supporting future growth. During 1999, the Company authorized sale of 170,000 shares of common stock at $9.00 per share through a Public Offering. The Company sold 117,644 shares of common stock as of December 31, 1999. The proceeds were primarily used to expand banking operations. The Company authorized and sold 269,950 shares of common stock at $8.75 per share through a Private Offering during 1998. The proceeds were used to redeem the Company's preferred stock which had been sold during 1996 and 1997. Further details regarding the Public and Private Offerings are provided in Note 16 to the consolidated financial statements. Both the Company and the Bank were well capitalized, per regulatory capital requirements, for the years ending December 31, 1999 and 1998. The Company's stockholders' equity increased 36.5% at December 31, 1999 compared to December 31, 1998.

                   UNITED FINANCIAL BANKING COMPANIES, INC.

LOAN PORTFOLIO
--------------

     Loans and leases are the largest component of total assets. Loans as a percentage of total assets were 72.0% at the year ending December 31, 1999 compared to 66.5% at December 31, 1998. Though the actual balance of loans and leases increased 10.0% during 1999 when compared to 1998, the average volume of loans and leases increased only $237,000 or .6% for the comparable period. A significant portion of loan growth occurred during the fourth quarter of 1999.

     In managing risk for what is predominantly a commercial loan portfolio, management maintains clearly defined credit standards. Approval and funding of all loans is centralized and thereby promotes uniform application of credit standards. The Bank Board reviews and regularly monitors policies for lending practices. The Bank has policies limiting exposure to certain industries in an effort to limit the risks associated with commercial lending, including extending new credit to real estate development related businesses. The primary focus when extending credit is the borrower's ability to repay the loan from expected cash flows.

     As the Bank continues to focus on expanding customer relationships, management projects that the resulting blend of loans and deposits will continue to become more diversified. The Bank's primary focus is providing short-term loans to small and medium-sized businesses and professionals. Commercial loans, therefore remain the most significant component of the loan portfolio, comprising 61.9% and 66.9% of total loans and leases at December 31, 1999 and 1998, respectively.

--------------------------------------------------------------------------------
TABLE 5 - LOAN PORTFOLIO
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
December 31,                         1999                 1998               1997                1996                 1995
------------------------------------------------------------------------------------------------------------------------------
Commercial                    $    25,160,558    $     24,721,939   $      27,039,144    $     21,868,684     $     17,535,738

Real estate construction            4,934,806           3,499,723           2,252,943           1,527,521            1,979,587

Real estate mortgage                8,786,994           7,076,032           6,743,695           4,418,814            1,568,745

Installment                         1,770,411           1,664,519           1,744,437           2,438,674            1,946,570

Leveraged leases                            -                   -             304,642             364,642              844,342
                               ---------------     ---------------    ----------------     ---------------      ---------------
          Total loans         $    40,652,769    $     36,962,213   $      38,084,861    $     30,618,335     $     23,874,982
                               ===============     ===============    ================     ===============      ===============

The loan portfolio is predominately short-term in nature which can work to mitigate interest rate risk. The following chart shows the maturities of the Company's two largest loan classes, commercial and mortgage.


----------------------------------------------------------------------------------------------------------------
                                     One Year            One Through           Over Five
                                     or Less             Five Years              Years                 Total
----------------------------------------------------------------------------------------------------------------
Commercial                     $      6,615,373     $      11,658,350     $      6,886,835      $     25,160,558

Real estate mortgage                  1,413,848             2,140,788            5,214,358             8,768,994
                                 ---------------      ----------------      ---------------       ---------------
                               $      8,029,221     $      13,799,138     $     12,101,193      $     33,929,552
                                 ===============      ================      ===============       ===============

                  UNITED FINANCIAL BANKING COMPANIES, INC.


ALLOWANCE FOR LOAN/LEASE LOSSES
-------------------------------

     The allowance for loan/lease losses increased $36,000 or 4.8% during 1999. The ratio of allowance for loan/lease losses to total loans and leases was 1.9% and 2.0% at the years ending December 31, 1999 and 1998, respectively. A five-year history of the activity in the allowance for loan/lease losses follows:

--------------------------------------------------------------------------------
TABLE  6     ALLOWANCE FOR LOAN/LEASE LOSSES
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Period Ending December 31,                 1999                1998                1997               1996                1995
----------------------------------------------------------------------------------------------------------------------------------
Balance at beginning of period     $        747,374    $        715,399    $        584,106    $       462,846    $        700,666
                                     --------------      --------------      --------------      --------------     --------------

Charge-offs:
  Installment                               (15,809)             (5,787)             (4,165)                 -             (31,891)
  Commercial                                (31,086)            (88,486)            (38,445)          (114,440)           (237,542)
  Mortgage                                        -              (4,743)            (14,643)                 -                   -
  Construction                                    -                   -             (22,800)                 -                   -
  Leveraged leases                                -            (203,201)            (60,000)          (479,700)                  -

Recoveries:
  Installment                                     -                 392               2,508              3,011               6,522
  Commercial                                  2,798              10,300              16,538             18,186              25,386
  Construction                                    -                   -               3,000                  -                   -
  Leveraged leases                                -                   -                   -                  -                   -
                                     --------------      --------------      --------------      --------------     --------------
Net charge-offs                             (44,097)           (291,525)           (118,007)          (572,943)           (237,525)
                                     --------------      --------------      --------------      --------------     --------------

Provision charged to operations              79,866             323,500             249,300            694,203                (295)
                                     --------------      --------------      --------------      --------------     --------------
Balance at end of period           $        783,143    $        747,374    $        715,399    $       584,106    $        462,846
                                     ==============      ==============      ==============      ==============     ==============

Average total loans                $     37,022,216    $     36,785,634    $     32,905,901    $    27,210,295    $     19,143,433
                                     ==============      ==============      ==============      ==============     ==============

Ratio of net charge-offs
  to average total loans                      (0.12)%             (0.79)%             (0.35)%            (2.10)%             (1.24)%
                                     ==============      ==============      ==============      =============      ==============

     The allowance for loan losses is a general allowance applicable to all loan categories. The following allocation of the allowance for loan/lease losses is intended only as an indication of the relative risk characteristics in the loan portfolio and not as a definitive indication of relative portfolio risks or of funds available to cover losses in any category of loans:


----------------------------------------------------------------------------------------------------------------------------------
Period ending December 31,             1999                1998                1997               1996                1995
----------------------------------------------------------------------------------------------------------------------------------
Commercial                       $        434,000    $        480,000    $        466,000    $       385,000    $        379,000
Real estate construction                   74,000              52,000              34,000             23,000              29,000
Real estate mortgage                      208,000             165,000             160,000            121,000              23,000
Installment                                31,000              32,000              34,000             37,000              29,000
Leases                                          -                   -               4,600              5,600                   -
Unallocated                                36,143              18,374              16,799             12,506               2,846
                                   --------------      --------------      --------------      -------------      --------------
                                 $        783,143    $        747,374    $        715,399    $       584,106    $        462,846
                                   ==============      ==============      ==============      =============      ==============

                   UNITED FINANCIAL BANKING COMPANIES, INC.


NONPERFORMING ASSETS
--------------------

     Nonperforming assets are assets on which accrued income recognition has been discontinued. Nonperforming assets include nonaccrual loans and foreclosed real estate. For the years ending December 31, 1999 and 1998, nonperforming assets were 2.6% and 3.4% of total assets, respectively.

     Nonaccruing loans at year end 1999 totaled $15,781. This compares to a balance of $60,378 in nonaccrual loans at the end of 1998. The decline in nonaccruing loans at December 31, 1999 when compared to the year ended December 31, 1998 was due principally to better loan quality, collections and charge-offs. The Company had no loans or leases still accruing interest that were ninety days or more past due as to principal or interest as of December 31, 1999. Management's policy for placing loans into nonaccrual status is to
consider the overall security and character of the loan.   Foreclosed real
estate is discussed in Real Estate Owned.

     The following is a summary of nonperforming assets:


--------------------------------------------------------------------------------
TABLE 7  NONPERFORMING ASSETS
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
Period ending December 31,                              1999             1998           1997
-----------------------------------------------------------------------------------------------
Nonaccruing loans (90 days or more past due)       $     15,781      $    60,378    $   102,012

Real estate owned
  Total nonperforming assets                          1,424,650        1,799,398      2,368,104
                                                    -----------       ----------     ----------
                                                   $  1,440,431      $ 1,859,776    $ 2,470,116
                                                    ===========       ==========     ==========

Nonaccruing loans as a % of total loans                    0.04%            0.16%          0.27%

Reserve for loans losses to nonaccruing loans           4962.57%         1237.83%        701.29%

Nonperforming assets to total loans                        3.54%            5.03%          6.49%

                   UNITED FINANCIAL BANKING COMPANIES, INC.

REAL ESTATE OWNED
-----------------

     Real Estate Owned (REO) includes foreclosed properties in which the Company has taken title. Accounting policies for real estate owned are outlined in Note 1 to the consolidated financial statements.

     At December 31, 1999 and 1998, REO comprised 2.5% and 3.2%, respectively, of the Company's total assets. The $375,000 or 20.8% decline in REO during 1999 was primarily attributable to property sales. REO was comprised of a property located in Culpeper, Virginia and was held 100% by the Bank. The Bank continues to sell lots and residential homes to liquidate the property.

     An aging of real estate owned and a breakdown by project type as of December 31, 1999 and 1998 are presented in Table 8.

--------------------------------------------------------------------------------
TABLE  8     REAL ESTATE OWNED
--------------------------------------------------------------------------------


Aging of Foreclosed Properties

--------------------------------------------------------------------------------
Period ending December 31,                         1998                 1998
--------------------------------------------------------------------------------
From 1 to 6 months                        $         126,900     $        120,000
From 7 to 12 months                                       -                    -
From 13 to 24 months                                      -                    -
Over 24 months                                    1,297,750            1,679,398
                                            ---------------      ---------------
                                          $       1,424,650     $      1,799,398
                                            ===============      ===============

Foreclosed Properties by Project Type
--------------------------------------------------------------------------------
Period ending December 31,                         1998                 1998
--------------------------------------------------------------------------------
Undeveloped land                          $               -     $        437,198
1 - 4 family dwelling                               126,900              278,700
Developed land                                    1,297,750            1,083,500
                                            ---------------      ---------------
                                          $       1,424,650     $      1,799,398
                                            ===============      ===============

DEPOSITS
--------

    As shown in Table 10, total deposits decreased $994,000 or 2.0% at December 31, 1999 when compared to December 31, 1998. The increase shown in Table 10 and on the consolidated balance sheets was the result of asset/liability management. During 1999, management chose to utilize liquid assets and capital to fund loan growth. Since these sources provided sufficient funding, management chose to allow run-off of price sensitive certificates of deposits. As shown in Table 9, the run-off significantly contributed to lower cost of funds.

    By design, the deposit mix continued to change as the Bank sought to increase core deposits. Core deposits consist of demand, savings, NOW, money market accounts and time deposits under $100,000. Additionally, management sought to maintain an even balance between time deposits and other deposit accounts. As shown in Table 10, other deposit accounts represented 55.2% while time deposits represented 41.8% of total deposits at year end 1999. As shown in Table 9, total average core deposits increased $2,663,000 or 6.9% from $38,478,000 at December 31, 1998 to $41,141,000 at December 31, 1991. When
comparing average core deposit growth from December 31, 1998 to December 31,1999, the change was as follows: demand deposits increased $1,011,000 or 10.2%, money market deposits increased $3,648,000 or 54.9%, savings and NOW deposits increased $1,029,000 or 43.6% and time deposits under $100,000 decreased 3,025,000 or 15.4%.

                   UNITED FINANCIAL BANKING COMPANIES, INC.

--------------------------------------------------------------------------------
TABLE  9     DEPOSITS BALANCE AND RATE
--------------------------------------------------------------------------------


Rates paid on each classification of deposits are shown below:

------------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31,  1999                   1998                   1997                   1996                  1995
------------------------------------------------------------------------------------------------------------------------------------
                        Average                Average                Average               Average               Average
                        Balance     Rate       Balance     Rate       Balance     Rate      Balance     Rate      Balance     Rate
------------------------------------------------------------------------------------------------------------------------------------
Demand                $10,853,570      - %    $9,843,027      - %    $8,104,143      - %    $7,543,201     - %    $5,671,220     - %

Savings and NOW         3,389,515   2.39       2,360,360   2.39       2,598,967   2.43       2,717,904  2.46       2,075,394  2.23
   accounts

Money market           10,284,048   3.14       8,817,006   3.60       6,918,458   3.35       5,106,331  3.20       4,318,259  3.60
   accounts

Time:
Under $100,000         16,613,670   5.12 *    19,638,531   5.49 *    17,579,511   5.40      16,569,137  5.61      14,195,288  5.71
$100,000 and over       6,071,187   5.00       6,636,143   5.44       5,976,740   5.33       6,237,825  5.43       5,979,498  5.49 *
                     ------------           ------------           ------------           ------------          ------------
     Total            $47,211,990   3.36 %   $47,295,067   3.84 %   $41,177,819   3.63 %   $38,174,398  3.93 %   $32,239,659  4.16 %
                     ============           ============           ============           ============          ============

* Rates for 1999, 1998, 1997, 1996, and 1995 are presented consistently with the method within the Net Interest Analysis/Yield & Rate Table presented earlier.

--------------------------------------------------------------------------------
TABLE  10     DEPOSITS STRUCTURE AND CERTIFICATES OF DEPOSIT 100K AND OVER
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31,  1999                  1998                 1997                   1996                  1995
-----------------------------------------------------------------------------------------------------------------------------------
                                   % of                  % of                   % of                  % of                   % of
                        Amount    Total       Amount    Total      Amount      Total      Amount     Total      Amount      Total
-----------------------------------------------------------------------------------------------------------------------------------
Demand              $12,248,025   24.91%  $14,264,071   29.01%  $ 7,778,077    17.77%  $ 7,897,677   20.93%  $ 7,033,571    18.77%

Savings and NOW
  accounts            4,902,524    9.97     3,051,446    6.20     2,508,666     5.73     2,779,982    7.37     2,966,721     7.92

Money market
  accounts           11,473,851   23.32     7,524,516   15.30     7,568,652    17.30     3,970,348   10.52     5,917,979    15.79

Time:
Under $100,000       15,513,608   31.54    18,048,129   36.69    19,478,244    44.51    16,763,355   44.42    15,139,336    40.40
$100,000 and over     5,053,294   10.27     7,297,297   14.83     6,428,122    14.69     6,323,212   16.76     6,417,628    17.12
                     ----------  ------    ----------  ------    ----------   ------    ----------  ------    ----------   ------
     Total          $49,191,302  100.00%  $50,185,459  102.02%  $43,761,761   100.00%  $37,734,574  100.00%  $37,475,235   100.00%
                     ==========  ======    ==========  ======    ==========   ======    ==========  ======    ==========   ======


The maturity schedule that follows categorizes time deposits of $100,000 or more as of December 31, 1999.

-----------------------------------------------------------------------------
Maturing                                      Balance              Percent
-----------------------------------------------------------------------------
Three months or less                       $ 1,328,237               26.28%
Over three months to six months              1,084,023               21.45
Over six months to twelve months             2,094,132               41.44
Over twelve months                             546,902               10.82
                                             ---------           ---------
  Total                                    $ 5,053,294              100.00%
                                             =========           =========

                   UNITED FINANCIAL BANKING COMPANIES, INC.


INVESTMENTS
-----------

     The Bank held all of the Company's investments at December 31, 1999 and 1998. The securities portfolio was comprised of U.S. Treasury, U.S. Government agency, Mortgage-backed and Equity securities. The Bank has been strategically growing its securities portfolio to ensure safe levels of liquidity, to enhance the overall credit quality of its asset base and to generate increased interest income. The securities portfolio included both instruments available-for-sale
(AFS) and those held-to-maturity (HTM). Securities classified as AFS be sold in response to changes in market interest rates, changes in prepayment or extension risk, management of the federal tax position, liquidity needs and other asset/liability management issues. Securities classified as HTM are intended for investment purposes. Further details on securities are discussed in Note 2 to the consolidated financial statements.

LIQUIDITY AND INTEREST SENSITIVITY
----------------------------------

     The Company's liquidity management is designed to achieve an appropriate balance between the maturities and repricing of its assets and liabilities.
This is accomplished through a combined strategy of maintaining sufficient liquid assets which can be easily converted into cash as well as the ability to increase core deposits or to raise funds in the various money markets. Cash and due from banks, money market investments, securities available-for-sale and loan maturities are the Company's primary sources of liquidity. Average liquid assets were 40.7% of average total assets for 1998 and 20.9% for 1997. Additional sources of liquidity are available through a line of credit held by the Bank, loan participations, deposit growth and other borrowings. Cash flows from operations are presented in the consolidated statements of cash flows.

     UFBC's operational needs have been significantly reduced in recent years as overhead has been allocated proportionately between the subsidiaries. For the near future, management projects that proceeds received from the past two capital offerings and reimbursements from allocated expenses will provide sufficient cash flow for UFBC's continuing operational needs.

     Interest rate risk is primarily the result of the imbalance between the repricing of assets and liabilities either through maturity or interest rate changes. Perfectly matching liabilities with assets can eliminate interest rate risk, but profits are not always enhanced. As a result, the Company manages its interest rate sensitivity in order to limit risk while at the same time profiting from favorable market opportunities. The objective is to obtain an appropriate balance sheet mix that maximizes earnings while protecting against unanticipated changes in interest rates.

     One method of monitoring rate risk is through the analysis of gap positions. Gap is the difference between the amount of assets and the amount of liabilities that mature or are repriced during a given period of time. A positive gap results when more assets than liabilities mature or are repriced during a given period of time. A negative gap results when there are more liabilities than assets maturing or being repriced during a given time frame.

     The short-term nature of the Company's assets and liabilities can be seen in the interest sensitivity analysis presented in Table 11. The volume of non-earning assets also significantly affects the analysis, limiting the amount of assets available to reprice. As non-earning assets are returned to earning status, the gap position will become more balanced throughout the time frames measured. A positive gap position indicates that more assets than liabilities will reprice, having a negative earnings impact in a falling rate environment.

                   UNITED FINANCIAL BANKING COMPANIES, INC.


TABLE 11 - INTEREST SENSITIVITY ANALYSIS
-----------------------------------------
in thousands

                                 CURRENT    0-3             4-6               7-12             1-5            OVER 5
                                 BALANCES  MONTHS   RATE   MONTHS  RATE      MONTHS  RATE     YEARS   RATE    YEARS    RATE   TOTAL
                                 ---------------------------------------------------------------------------------------------------
            ASSETS
FEDERAL FUNDS SOLD                5,033    5,033   4.90%                                                                       5,033
AVAILABLE-FOR-SALE INVESTMENTS    6,814      740   5.33%      340  5.49%       472   5.81%    5,135   5.85%     127   6.19%    6,814
LOANS, NET - FIXED               24,025    4,533   8.51%       72 11.17%     2,720   8.69%    9,697   8.29%   7,003   7.39%   24,025
LOANS, NET - VARIABLE            16,650   14,527   9.07%      228  9.31%        36   8.69%    1,859   8.27%       -   0.00%   16,650

                                 ---------------------------------------------------------------------------------------------------
  TOTAL EARNING ASSETS           52,522   24,833   8.01%      640  7.49%     3,228   8.27%   16,691   7.54%   7,130   7.37%   52,522

LOAN LOSS RESERVE                  (783)
NON-ACCRUAL LOANS                    16                                                                                            -
CASH AND DUE FROM BANKS           2,105                                                                                            -
REAL ESTATE OWNED                 1,425                                                                                            -
FIXED ASSETS                        311                                                                                            -
OTHER NONINTEREST-BEARING ASSETS    860                                                                                            -
                                 ---------------------------------------------------------------------------------------------------
 TOTAL NONEARNING ASSETS          3,934        -                -                -                -               -                -

                                 ---------------------------------------------------------------------------------------------------
 TOTAL ASSETS                    56,456   24,833              640            3,228           16,691           7,130           52,522
                                 ===================================================================================================

     LIABILITIES
NOW ACCOUNTS                      4,365    4,365   2.79%                                                                       4,365
MONEY MARKET ACCOUNTS            11,474   11,474   3.15%                                                                      11,474
SAVINGS ACCOUNTS                    537                                                         537   2.98%                      537
CERTIFICATES OF DEPOSIT
         * $100,000              15,514    2,435   4.87%    3,554  4.93%     3,848   5.04%    5,677   5.31%                   15,514
CERTIFICATES OF DEPOSIT
         ** $100,000              5,053    1,328   4.86%    1,084  5.08%     2,094   5.11%      547   4.88%                    5,053
                                 ---------------------------------------------------------------------------------------------------
 TOTAL INTEREST-BEARING DEPOSITS 36,943   19,602   3.40%    4,638  4.97%     5,942   5.06%    6,761   5.09%       -           36,943
                                 ---------------------------------------------------------------------------------------------------
NONINTEREST-BEARING DEPOSITS     12,248                                                                                            -
                                 ---------------------------------------------------------------------------------------------------
 TOTAL DEPOSITS                  49,191   19,602            4,638            5,942            6,761               -           36,943

 TOTAL OTHER LIABILITIES            337                                                                                            -
 TOTAL CAPITAL                    6,928                                                                                            -
                                 ---------------------------------------------------------------------------------------------------
 TOTAL LIABILITIES & CAPITAL     56,456   19,602            4,638            5,942            6,761               -           36,943
                                 ===================================================================================================

INTERVAL GAP/GAP SPREAD                    5,231   4.61%   (3,998) 2.52%    (2,714)  3.20%    9,930   2.45%   7,130   7.37%
CUMULATIVE GAP                             5,231            1,233           (1,481)           8,449          15,579

INTERVAL GAP/TOTAL ASSETS                   9.27%           (7.08)%          (4.81)%          17.59%          12.63%
CUMULATIVE GAP/TOTAL ASSETS                 9.27%            2.18%           (2.62)%          14.97%          27.59%

INTERVAL GAP/EARNING ASSETS                 9.96%           (7.61)%          (5.17)%          18.91%          13.58%
CUMULATIVE GAP/EARNING ASSETS               9.96%            2.35%           (2.82)%          16.09%          29.66%

MATCHED                                   19,602   3.40%      640  4.97%     3,228   8.27%   16,691   7.54%       -   0.00%
OPEN                                       5,231   4.61%   (3,998) 2.52%    (2,714)  3.20%    9,930   2.45%   7,130   7.37%

                   UNITED FINANCIAL BANKING COMPANIES, INC.

YEAR  2000
----------

     During 1999, management completed the process of preparing for the Year 2000 date change. This process involved identifying and remediating date recognition problems in computer systems, software and other operating equipment, working with third parties to address their Year 2000 issues and developing plans to address potential risks in the event of Year 2000 failures. To date, the Company has successfully managed the transition.

     Although, considered unlikely, unanticipated problems in core business processes, including problems associated with non-compliant third parties and disruptions to the economy in general, could still occur despite efforts to date to remediate affected systems and develop contingency plans. Management will continue to monitor all business processes, including interaction with the Company's customers, vendors and other third parties, throughout 2000 to address any issues and ensure all processes continue to function properly.

     During 1999, the Company incurred approximately $154,000 for costs associated with the Year 2000 issue, including salary allocations. The Year 2000 project was headed by senior management and primarily utilized internal personnel.

EFFECTS OF INFLATION
--------------------

     The effect of changing prices on financial institutions is different than that of non-banking companies since substantially all assets and liabilities are monetary in nature. Interest rates are affected by inflation and deflation. Neither the timing nor the magnitude of the changes in interest rates is necessarily related to price level indexes. Consequently, management believes the Company can best counter inflation over the long term by managing net interest income, diversifying its asset and liability mix and controlling noninterest income and expenses.

                   UNITED FINANCIAL BANKING COMPANIES, INC.


DIRECTORS                                              OFFICERS
---------                                              --------

Jeffery T. Valcourt                                    Harold C. Rauner
Chairman of the Board                                  President/CEO
United Financial Banking Companies, Inc.
President/CEO, Valcourt Building Services, Inc.        Sharon A. Stakes
                                                       Executive Vice President
Manuel V. Fernandez
Vice Chairman
United Financial Banking Companies, Inc.               Lisa M. Porter
President, 650 Water Street, Inc.                      Chief Financial
Officer/Controller
                                                       Corporate Secretary
William J. McCormick, Jr.
President, Jordan Kitts Music, Inc.                    F. Janette Collins
                                                       Assistant Secretary
Dennis I. Meyer
Partner, Baker & McKenzie, Attorneys

Edward H. Pechan
President, E. H. Pechan and Associates, Inc.

Harold C. Rauner
President/CEO, United Financial Banking Companies, Inc.
President/CEO, The Business Bank

Sharon A. Stakes
Executive Vice President, United Financial Banking Companies, Inc. Executive Vice President, The Business Bank


                     THE BUSINESS BANK BOARD OF DIRECTORS

Harold C. Rauner                                       Jeffery T. Valcourt
Chairman of the Board                                  Vice Chairman
The Business Bank                                      The Business Bank
President/CEO, The Business Bank                       President/CEO, Valcourt
Building Services, Inc
President/CEO, United Financial Banking Companies, Inc.

Robert E. Carpenter                                    Charles S. Evans
Partner, Weller and Scott                              President, Computerware

Robert W. Pitts
Partner, Pitts and Pitts

Sharon A. Stakes
Executive Vice President, The Business Bank
Executive Vice President, United Financial Banking Companies, Inc.

                   UNITED FINANCIAL BANKING COMPANIES, INC.


                             CORPORATE INFORMATION
                             ---------------------

The Company did not accrue or pay dividends during the years ended December 31, 1999 and 1998. The Company will not resume the issuance of stock dividends until retained earnings are returned to a positive level.


The Company had 425 shareholders of record as of  December 31, 1999.



                                  FORM 10KSB
                                  ----------


For a free copy of the Annual Report on Form 10KSB, shareholders should write to:

Corporate Secretary
United Financial Banking Companies, Inc.
8399 Leesburg Pike
P.O. Box 2459
Vienna, Virginia 22182

                                  United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-QSB


(Mark One)
----
 X Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
----
                For the quarterly period ended March 31, 2000.

                                      Or

---- Transition Report Pursuant to Section 13 or 15(d) of the Securities ---- Exchange Act of 1934.

For the transition period from ___________________ to__________________

                          Commission File No. 0-13395

                   UNITED FINANCIAL BANKING COMPANIES, INC.

A Virginia Corporation                               IRS Employer Identification
                                                           No. 54-1201253

                   8399 Leesburg Pike, Vienna, Virginia 22182
                            Telephone: (703) 734-0070


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days. Yes X   No
                                      ---    ---

                          Common Stock $1.00 Par Value
                          1,001,499 Shares Outstanding
                              as of March 31, 2000

             Transitional Small Business Disclosure Format: Yes      No  X
                                                                ---     ---

                          Part 1. Financial Information

Item 1: Financial Statements

       UNITED FINANCIAL BANKING COMPANIES, INC., AND SUBSIDIARIES
       Consolidated Statements of Income and Comprehensive Income/ Results of Operations
       (Unaudited)

                                                                                              Three Months Ended
                                                                                                  March 31,
                                                                                   --------------------------------------
                                                                                         2000                 1999
                                                                                   -----------------    -----------------
Interest income:
     Interest and fees on loans/leases                                                   $  935,925           $  803,102
     Interest on investment securities                                                      117,065               99,655
     Interest on federal funds sold                                                          77,002               71,679
     Interest on interest-bearing deposits                                                       67                   64
                                                                                   -----------------    -----------------
          Total interest income                                                           1,130,059              974,500
                                                                                   -----------------    -----------------
Interest expense:
     Interest on deposits                                                                   398,610              397,715
     Interest on short-term borrowings                                                            -                    -
                                                                                   -----------------    -----------------
          Total interest expense                                                            398,610              397,715
                                                                                   -----------------    -----------------
          Net interest income                                                               731,449              576,785

Provision for loan/lease losses                                                              33,000               12,079
                                                                                   -----------------    -----------------
          Net interest income after provision
          for loan/lease losses                                                             698,449              564,706

Noninterest income:
     Gain (loss) on sale of real estate
         owned and other earning assets                                                        (280)              (2,964)
     Loan servicing and other fees                                                           15,013               18,380
     Other income                                                                            43,144               36,177
                                                                                   -----------------    -----------------
          Total noninterest income                                                           57,877               51,593
                                                                                   -----------------    -----------------
Noninterest expense:
     Salaries                                                                               276,203              229,652
     Employee benefits                                                                       49,780               46,663
     Occupancy                                                                               97,847               78,921
     Furniture and equipment                                                                 43,071               19,798
     Legal                                                                                    5,657                7,185
     FDIC insurance                                                                           2,417                4,897
     Other insurance                                                                          6,053                8,965
     Data processing                                                                         38,235               32,856
     Real estate owned holding expense                                                        6,803                7,661
     Other expense                                                                          104,032               71,933
                                                                                   -----------------    -----------------
          Total noninterest expense                                                         630,098              508,531
                                                                                   -----------------    -----------------
          Income (loss) before income taxes                                                 126,228              107,768
Provision (credit) for income taxes                                                               -                    -
                                                                                   -----------------    -----------------
          Net income (loss)                                                               $ 126,228            $ 107,768
                                                                                   =================    =================

Net income (loss) per common share (Note 3)
     Basic                                                                                   $ 0.13               $ 0.13
                                                                                   =================    =================
     Diluted                                                                                 $ 0.13               $ 0.13
                                                                                   =================    =================


Comprehensive Income (Note 4)
-----------------------------
     Net income                                                                           $ 126,228            $ 107,768
     Other comprehensive income, net of tax
       Unrealized gains (losses) on available-for-sale securities                           (16,729)             (16,395)
                                                                                   -----------------    -----------------
      Comprehensive income                                                                $ 109,499             $ 91,373
                                                                                   =================    =================

          UNITED FINANCIAL BANKING COMPANIES, INC., AND SUBSIDIARIES Consolidated Balance Sheets / Financial Condition



                                                                                   (Unaudited)                (Audited)
                                                                                    March 31,                December 31,
                                                                                      2000                       1999
                                                                                ------------------        -------------------
                                Assets
                                ------
Cash and due from banks                                                               $ 2,084,709                $ 2,104,515
Federal funds sold                                                                      5,263,000                  5,033,000
Investment Securities:
     Available-for-sale (AFS)                                                           7,541,453                  6,813,528
     Held-to-maturity (HTM)                                                               906,093                          -
Loans and lease financing, net of unearned
income of $54,614 and $38,805                                                          43,332,526                 40,652,769
     Less:  Allowance for loan/lease losses                                              (816,526)                  (783,143)
                                                                                ------------------        -------------------
          Net loans and lease financing                                                42,516,000                 39,869,626
Real estate owned held for sale, net                                                    1,332,407                  1,424,650
Premises and equipment, net                                                               293,223                    310,784
Deferred income taxes                                                                     511,424                    511,424
Other assets                                                                              409,017                    388,365
                                                                                ------------------        -------------------
          Total assets                                                               $ 60,857,326               $ 56,455,892
                                                                                ==================        ===================

                  Liabilities and Stockholders' Equity
                  ------------------------------------
Deposits:
     Demand                                                                          $ 12,216,142               $ 12,248,025
     Savings and NOW                                                                    5,019,734                  4,902,524
     Money market                                                                      14,375,622                 11,473,851
Time deposits:
     Under $100,000                                                                    15,487,009                 15,513,608
     $100,000 and over                                                                  6,020,574                  5,053,294
                                                                                ------------------        -------------------
          Total deposits                                                               53,119,081                 49,191,302
                                                                                ------------------        -------------------

Other liabilities                                                                         356,296                    336,525
                                                                                ------------------        -------------------
          Total liabilities                                                            53,475,377                 49,527,827
                                                                                ------------------        -------------------

Stockholders' Equity:
     Preferred stock of no par value, authorized
     5,000,000 shares, no shares issued                                                         -                          -
     Common Stock, par value $1; authorized 3,500,000 shares,
       issued 1,001,499 shares at 3/31/00 and 963,234 at 12/31/99                       1,001,499                    963,234
     Capital in excess of par value                                                    15,975,810                 15,669,690
     Retained earnings                                                                 (9,478,059)                (9,604,287)
     Unrealized holding gain (loss) - AFS securities                                     (117,301)                  (100,572)
                                                                                ------------------        -------------------
          Total stockholders' equity                                                    7,381,949                  6,928,065
                                                                                ------------------        -------------------
          Total liabilities and stockholders' equity                                 $ 60,857,326               $ 56,455,892
                                                                                ==================        ===================

               UNITED FINANCIAL BANKING COMPANIES, INC. AND SUBSIDIARIES Consolidated Statements of Cash Flows
               (Unaudited)


                                                                                             Three Months Ended
                                                                             --------------------------------------------------
                                                                                 March 31, 2000              March 31, 1999
                                                                             ----------------------      ----------------------
Cash flows from operating activities:
Net Income                                                                           $   126,228                 $   107,768
Adjustment to reconcile net income (loss) to
  net cash provided by (used in) operating activities:
  Depreciation & amortization                                                             25,344                      12,214
  Provision for loan/lease losses                                                         33,000                      12,079
  Amortization of investment security discount                                             1,233                       1,509
  Amortization of loan fees and discounts, net                                            14,526                      22,884
  Net (gain) loss on disposal of equipment                                                (1,650)                          -
  Net (gain) loss on sale of other real estate owned                                         280                       2,964
  (Increase) decrease in other assets                                                    (20,652)                     (6,312)
  Increase (decrease) in other liabilities                                                19,771                     (14,319)
                                                                             ----------------------      ----------------------
    Net cash provided by (used in) operating activities                                  198,080                     138,787
                                                                             ----------------------      ----------------------

Cash flows from investing activities:
  Loans originated - non-bank subsidiaries                                               (72,051)                    (50,000)
  Principal collected - non-bank subsidiaries                                             50,389                      23,169
  Loans and lease originations, net of collections                                    (2,672,238)                    567,353
  Purchases of securities available-for-sale                                          (1,167,482)                 (1,511,047)
  Purchases of securities held-to-maturity                                              (906,308)                          -
  Investment made in other real estate owned                                             (34,657)                          -
  Proceeds received from maturity of securities available-for-sale                       421,810                     788,542
  Proceeds received from maturity of securities held to maturity                               -                     855,000
  Proceeds from real estate owned                                                        126,620                      66,536
  Purchases of premises and equipment                                                    (12,133)                     (4,620)
  Proceeds from disposal of equipment                                                      6,000                           -
                                                                             ----------------------      ----------------------
    Net cash provided by (used in) investing activities                               (4,260,050)                    734,933
                                                                             ----------------------      ----------------------

Cash flow from financing activities:
  Net increase (decrease) in demand deposits, savings
      accounts, NOW accounts and money market accounts                                 2,987,098                     102,736
  Certificates of deposit sold (matured), net                                            940,681                  (2,460,061)
  Proceeds from sale of common stock                                                     344,385                           -
                                                                             ----------------------      ----------------------
    Net cash provided by (used in) financing activities                                4,272,164                  (2,357,325)
                                                                             ----------------------      ----------------------

Net increase (decrease) in cash and cash equivalents                                     210,194                  (1,483,605)
Cash and cash equivalents at beginning of the year                                     7,137,515                  10,170,910
                                                                             ----------------------      ----------------------
Cash and cash equivalents at end of the quarter                                      $ 7,347,709                 $ 8,687,305
                                                                             ======================      ======================

Supplemental disclosures of cash flow information:
  Cash paid during the years for:
    Interest on deposits and other borrowings                                        $   137,322                 $   152,604
    Income taxes                                                                               -                      10,885

Non-Cash Items:
  Effect on stockholders' equity of an unrealized gain (loss)
    on debt and equity securities available-for-sale                                 $   (16,729)                $   (16,395)


                  Notes to Consolidated Financial Statements
                  ------------------------------------------

Note 1 - The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions for Form 10-QSB and, therefore, do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. The interim financial statements have been prepared utilizing the interim basis of reporting and, as such, reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results for the full year.

Note 2 - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - On December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, Earnings per share (SFAS 128), which supersedes Accounting Principles Board Opinion No. 15. Under SFAS 128, earnings per common share are computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution, if any, that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Prior period amounts have been restated, where appropriate, to conform to the requirements of SFAS 128.

Note 4 - On January 1, 1998, United Financial Banking Companies, Inc. adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130). Under SFAS 130, each company is required to present a `Statement of Comprehensive Income'. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources such as foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities.

---------------------------------------------------------------------
UNITED FINANCIAL BANKING COMPANIES, INC.
CONSOLIDATED AVERAGE BALANCES/NET INTEREST ANALYSIS/
YIELDS AND RATES
---------------------------------------------------------------------

                                                                   For the Three Months Ended
                                                  March 31, 2000                               March 31, 1999
---------------------------------------------------------------------------------------------------------------------------
                                           Average                    Yield/            Average                    Yield/
                                           Balance         Interest     Rate            Balance         Interest     Rate
---------------------------------------------------------------------------------------------------------------------------
              ASSETS
Earning assets:
 Loans/Leases:
 Commercial                              $26,229,953       $ 593,257    9.17%         $24,073,891       $ 543,310    9.15%
 Real estate construction                  5,059,499         130,753   10.48%           3,775,617          86,864    9.33%
 Real estate mortgage                      8,748,960         169,990    7.88%           6,963,211         137,668    8.02%
 Installment                               1,872,321          41,925    9.08%           1,589,676          35,260    9.00%
 Leases                                            -               -                            -               -
                                      ---------------  --------------              ---------------  --------------
    Total loans/leases                    41,910,733         935,925    9.06%          36,402,395         803,102    8.95%
                                      ---------------  --------------              ---------------  --------------

Interest-bearing deposits                          -               -                            -               -
Federal funds sold                         5,421,700          77,069    5.77%           6,039,474          71,743    4.82%
Investment securities                      7,646,398         117,065    6.21%           6,851,191          99,655    5.90%
                                      ---------------  --------------              ---------------  --------------
   Total earning assets                   54,978,831       1,130,059    8.34%          49,293,060         974,500    8.02%
                                                       ==============                               ==============

Noninterest-earning assets
 Cash and due from banks                   2,153,733                                    1,991,707
 Other assets                              2,520,642                                    2,198,575
 Allowance for loan losses/lease            (789,915)                                    (722,777)
                                      ---------------                              ---------------
     Total assets                        $58,863,291                                  $52,760,565
                                      ===============                              ===============

LIABILITIES AND STOCKHOLDERS' EQUITY

Interest-bearing liabilities:
Interest-bearing deposits:
 Savings and NOW accounts                  4,999,224          34,804    2.82%           3,823,875          21,073    2.24%
 Money market accounts                    12,229,619          97,428    3.23%           8,386,297          63,650    3.08%
 Time:
  Under $100,000                          15,379,224         198,780    5.24%          17,355,482         224,742    5.25%
  $100,000 and over                        5,341,223          67,598    5.13%           6,883,052          88,250    5.20%
                                      ---------------  --------------              ---------------  --------------
    Total interest-bearing
      deposits                            37,949,290         398,610    4.26%          36,448,706         397,715    4.43%
Short-term borrowings                              -               -                            -               -
                                      ---------------  --------------              ---------------  --------------
   Total interest-bearing
     liabilities                          37,949,290         398,610    4.26%          36,448,706         397,715    4.43%
                                                       ==============                               ==============
Non interest-bearing liabilities:
 Demand deposits                          13,152,947                                   10,931,431
 Other liabilities                           419,226                                      334,659
 Stockholders' equity                      7,341,828                                    5,045,769
                                      ---------------                              ---------------
    Total liabilities and
       stockholders' equity              $58,863,291                                  $52,760,565
                                      ===============                              ===============
Net interest income                                        $ 731,449                                    $ 576,785
                                                       ==============                               ==============

Net interest margin (1)                                                 5.40%                                        4.75%
                                                                     =========                                    =========
Net interest spread (2)                                                 4.08%                                        3.59%
                                                                     =========                                    =========
Fees included in loan income                                $ 36,250                                     $ 27,486
                                                       ==============                               ==============
Taxable equivalent adjustment                                    $ -                                          $ -
                                                       ==============                               ==============

    Average balances for the years presented are calculated on a monthly basis. Nonaccruing loans are included in the average loan balance.

(1) Net interest income divided by total earning assets.
(2) Average rate earned on total earning assets less average rate paid for interest-bearing liabilities.

ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward looking statements. This discussion contains forward looking statements, including statements of goals, intentions and expectations as to future trends, plans, or results of Company operations and policies and regarding general economic conditions. These statements are based upon current and anticipated economic conditions, nationally and in the Company's market, interest rates and interest rate policy, competitive factors, statements by suppliers of data processing equipment and services, government agencies and of third parties, as to Year 2000 compliance, and other conditions which, by their nature, are not susceptible to accurate forecast, and are subject to significant uncertainty. Because of these uncertainties and the assumptions on which this discussion and the forward looking statements are based, actual future operations and results may differ materially from those indicated herein.

A.   Results of Operations for the Three Months Ended March 31, 2000 as Compared
     ---------------------------------------------------------------------------
     to the Three Months Ended March 31, 1999
     ----------------------------------------

General
-------

     The following discussion provides an overview of the financial condition and results of operations of United Financial Banking Companies, Inc. (UFBC) and its subsidiaries, The Business Bank and Business Venture Capital, Inc., which is presented on a consolidated basis. UFBC reported net income of $126,228 for the three-month period ended March 31, 2000. This compares with net income of $107,768 for the same period of 1999. Basic earnings per share were $.13 for the first three months ended March 31, 2000 and $.13 for the first three months of 1999.

     Earnings for the first three months of 2000 are primarily due to increased earning assets and decreased cost of funds. During the past year, UFBC's primary subsidiary, The Business Bank (the Bank), continued to increase the Company's earning asset base. At March 31, 2000, average total earning assets increased $5,685,771 or 11.5% when compared to the first three months of March 31, 1999 (Consolidated Average Balances table). The increase contributed favorably to the Company's operating earnings. The cost of total interest-bearing liabilities declined seventeen basis points from 4.43% at March 31, 1999 to 4.26% at March 31, 2000. The rate decline also contributed favorably to the Company's net income.

     During the first quarter of 2000, the Company closed its public offering of common stock. The common stock was offered at $9.00 per share. The Company sold 155,909 shares and raised $1,359,153, net of $44,028 of offering costs. The proceeds were primarily used to expand banking operations.

Net Interest Income
-------------------

     For the three-month period ended March 31, 2000, net interest income increased $154,664 or 16.8% from $576,785 at March 31, 1999 to $731,449 at March
31, 2000. The increase is primarily attributable to increased loan volume. As shown in the Consolidated Average Balances table, average total loans increased $5,508,338 or 15.1% from $36,402,395 at March 31, 1999 to $41,910,733 at March
31, 2000.

     The change in the deposit mix over the past year also contributed to the increase in net interest income at March 31, 2000 when compared to March 31, 1999. Though the average volume of deposits increased during the past year, interest expense on deposits increased only minimally, $895 or .2% during the comparable period. The minimal increase was due to the growth of money market, savings and NOW and demand deposit accounts which are less costly funding. The average volume of money market, savings and NOW and demand deposit accounts increased $7,240,187 or 31.3% when comparing March 31, 1999 and 2000. The average volume of certificate of deposit accounts decreased $3,518,087 or 14.5% for the comparable period and the related interest expense decreased $46,614 or 14.9%. Rate sensitive certificate of deposits (customers without an established banking relationship) were allowed to runoff as they matured during the past year.

Provision for Loan/Lease Losses
-------------------------------

     Provision expense increased $20,921 or 173.2% from $12,079 at March 31, 1999 to $33,000 at March 31, 2000. During the first quarter of 1999, the parent company, UFBC, sold its only booked loan which resulted in a $19,529 charge to its allowance of $30,940. The remaining UFBC allowance of $11,411 was reversed and credited to the Company's provision expense.

Noninterest Income
------------------

     Total noninterest income increased $6,284 or 12.2% for the three month period ended March 31, 2000 compared to the same period of 1999. The increase was primarily attributable to revenue generated from an increased number of deposit accounts.

Noninterest Expense
-------------------

     Total noninterest expense increased $121,567 or 23.9% during the three months ended March 31, 2000 when compared to the same period of 1999. The rise was primarily attributable to costs associated with operating the McLean branch which opened in July 1999. During the first quarter of 2000, branch operating costs impacted expenses such as salaries, employee benefits, occupancy, furniture and equipment, communications and advertising.

     Salaries and employee benefits increased $49,686 or 17.9% from $276,315 at March 31, 1999 to $325,983 at March 31, 2000. Occupancy increased $18,926 or 23.9% for the comparable period. The increases were due to additional staffing and leased space necessary for the Company to expands its banking operations, most notably the McLean branch.

     During the third and fourth quarters of 1999, the Company purchased furniture and equipment for the McLean branch. The Company also purchased equipment for technological upgrading and Year 2000 compliance. Premises and equipment rose $181,479 or 162.4% from $111,744 at March 31, 1999 to $293,223 at
March 31, 2000. Most of the equipment was placed on a three year amortization schedule. Depreciation initiated by the purchases accounted for the increased expense when comparing March 31, 1999 and March 31, 2000.

     Other expense rose $32,099 or 17.1% during the three-month period ended March 31, 2000 when compared to the first three months of 1999. The increase was primarily attributable to expanded banking operations and growth. Costs such as data processing, franchise tax, advertising and communications increased $20,338 or 43.9% when comparing the three month periods ended March 31, 1999 and March 31, 2000.

Income Taxes
------------

     The Company will not accrue a tax liability during 2000. Management expects to utilize UFBC's deferred income tax benefit to off-set the any tax liability that may be incurred for 2000.

B.   Financial Condition as of March 31, 2000
     ----------------------------------------

Assets
------

     Total assets increased $4,401,434 or 7.8% during the first three months of 2000 when compared to the period ended December 31, 1999. The rise in assets was primarily attributable to the Bank's increased volume of deposits which increased the volume of assets available for investment. Total deposits increased $3,927,779 or 7.9% from $49,191,302 at December 31, 1999 to
$53,119,081 at March 31, 2000 due to new deposit relationships generated by the McLean branch. The increased volume of assets were invested into loans which increased $2,679,757 or 6.6% from $40,652, 769 at December 31, 1999 to
$43,332,526 at March 31, 2000 and securities which increased $1,634,018 or 23.9% for the comparable period.

Allowance for Loan/Lease Losses
-------------------------------

     The allowance for loan/lease losses (allowance) represents an amount which management believes will be adequate to absorb potential losses inherent in the loan/lease portfolio. The provision for loan losses represents the charge to earnings during the year to fund the allowance to cover potential future losses. The amount charged to expense during the year is dependent upon management's and the Board of Directors' assessment of the adequacy of the allowance. Principal factors used in evaluation include prior loss experience, changes in the composition and volume of the portfolio, overall portfolio quality, the value of underlying collateral, reviews of portfolio quality by state and federal supervisory authorities, specific problem loans, and current and anticipated economic conditions that may affect a borrower's ability to repay.

     At March 31, 2000 and December 31, 1999, the allowance was $816,526 and $783,143, respectively, or 1.9% of total loans and leases. Nonperforming loans for the three-month period ended March 31, 2000 totaled $132,689, of which $122,141 resided in the Bank and of which $17,548 resided in the subsidiary, Business Venture Capital, Inc. (BVCI). This compares to a balance of $15,781 at December 31, 1999 which was held by BVCI. The consolidated allowance for loan/lease losses covers nonperforming loans 5.9 times at March 31, 2000 compared to a coverage of 49.6 times at year end 1999.

Deferred Tax Asset
------------------
     At December 31, 1999, the Company had potential off balance sheet deferred income tax credits of $2,471,000. The deferred income tax credits primarily resulted from net operating loss carryforwards. The Company used the following criteria to determine an appropriate and reasonable amount of deferred income tax credits to recognize as an asset for the year ended December 31, 1999. The Company projected income three years forward, 2000, 2001 and 2002. A discount was applied to each year's income projection in consideration for unknown variables. Other factors such as the Company's historical earnings performance, growth potential, the local and national economy and market competition were also used to determine the reasonableness of the Company's income projections. Once the projected income was ascertained, a 34% tax rate was applied to the projection to determine the amount of deferred income tax credits to beneficially recognize. Until all of the deferred tax credits have either been utilized to off-set income or beneficially recognized as an asset, the amount of tax credits appropriately recognized as an asset will be reevaluated annually.

Liabilities and Equity
----------------------
     Total deposits increased $3,927,779 or 7.9% during the first three months of 2000 when compared to the year ended 1999. During the three months ended March 31, 2000, the deposit mix grew favorably in response to the rate environment and the Bank's liquidity and investment requirements. Core deposits, which consist of demand, savings, NOW, money market and certificate of deposits less than $100,000, grew $2,960,499 or 6.7% during the first quarter of 2000 while more volatile and costly certificates of deposits over $100,000 grew $967,280 or 19.1%.

     Stockholders' equity increased $453,884 or 6.6% during the three months ended March 31, 2000 when compared to the year ended 1999. During the first quarter of 2000, the Company sold 38,265 shares of common stock at $9.00 per share through a Public Offering which began in September 1999 for the purpose of expanding banking operations. $300,000 of the first quarter 2000 proceeds were downstreamed to BVCI for investment purposes. The balance of the proceeds has been held as working capital for UFBC. The offering closed in February 2000. In total, the Public Offering sold 155,909 shares of common stock at $9.00 per share and raised $1,403,181 of capital. Offering costs totaled approximately $44,000.

Liquidity and Investment
------------------------
     UFBC's operational needs have been significantly reduced in recent years as overhead has been allocated proportionately between the subsidiaries. For the near future, management projects that proceeds received from the past two capital offerings and reimbursements from allocated expenses will provide sufficient cash flow for UFBC's continuing operational needs.

     Consolidated average liquid assets were 25.9% of average total assets at March 31, 2000 compared to 28.2% for the same period ended March 31, 1999 (Consolidated Average Balances table). The Company's liquidity needs exist primarily in the Bank subsidiary. To maintain adequate liquidity, the Bank purchases certain traditional assets such as government and other investment securities. The Bank's securities portfolio comprises U.S. Treasury securities, U.S. Government agency securities, state and municipal securities and equity securities. The Bank is strategically growing its securities portfolio to ensure safe levels of liquidity, to enhance the overall credit quality of its asset base, to generate increased interest income, to balance assets and liabilities and to hedge interest rate risk. The securities portfolio includes both instruments available-for-sale and held-to-maturity. Securities classified as available-for-sale may be sold in response to changes in market interest rates, changes in prepayment or extension risk, management of the federal tax position, liquidity needs and other asset/liability management issues. Securities classified as held-to-maturity are intended for investment purposes.

     At March 31, 2000, the Bank's investment portfolio consisted of the following:

                                     Available-for-Sale         Held-to-Maturity
                                     ------------------         ----------------
U.S. Treasury                                        --                       --
U.S. Government Agency                        7,375,053                  906,093
State and Municipal                                  --                       --
Equity                                          166,400                       --


Capital Requirements
--------------------

     The Company is subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and bank subsidiary must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company and bank subsidiary are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Company and the bank subsidiary to maintain minimum amounts and ratios of Total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. As of March 31, 2000, the Company and the Bank met the criteria to be well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and the bank subsidiary must maintain Total risk-based, Tier 1 risk-based and Tier 1 average asset ratios as set forth in the table. There are no conditions or events since December 31, 1999 that management believes would result in the institution not being adequately capitalized.

                                                                                  Required for Capital            Required To Be
                                                           Actual                  Adequacy Purposes            Well Capitalized
                                                 --------------------------  -----------------------------  ------------------------

                                                   Amount        Ratio          Amount        Ratio           Amount        Ratio
------------------------------------------------------------------------------------------------------------------------------------

As of March 31, 2000:
 Total capital (to risk-weighted assets)
          Company                                7,701,514      18.20%        3,385,513        8.00%        4,231,891       10.00%
          The Business Bank                      6,882,132      16.38%        3,362,258        8.00%        4,202,823       10.00%
 Tier 1 capital (to risk-weighted assets)
          Company                                7,168,978      16.94%        1,692,756        4.00%        2,539,135        6.00%
          The Business Bank                      6,353,614      15.12%        1,681,129        4.00%        2,521,694        6.00%
 Tier 1 capital (to average assets)
          Company                                7,168,978      12.18%        2,354,532        4.00%        2,943,165        5.00%
          The Business Bank                      6,353,614      10.92%        2,327,423        4.00%        2,909,279        5.00%
As of March 31, 1999:
 Total capital (to risk-weighted assets)
          Company                                5,619,074      15.64%        2,873,298        8.00%        3,591,622       10.00%
          The Business Bank                      5,443,625      15.08%        2,888,049        8.00%        3,610,062       10.00%
 Tier 1 capital (to risk-weighted assets)
          Company                                5,166,525      14.38%        1,436,649        4.00%        2,154,973        6.00%
          The Business Bank                      4,992,367      13.83%        1,444,025        4.00%        2,166,037        6.00%
 Tier 1 capital (to average assets)
          Company                                5,166,525       9.79%        2,110,423        4.00%        2,638,028        5.00%
          The Business Bank                      4,992,367       9.48%        2,106,292        4.00%        2,632,865        5.00%

Earnings Per Share
------------------
     The following table is a reconciliation of earnings per common share as computed under SFAS 128. (See note 3).

                                                         Income       Shares      Per Share
                                                       (Numerator) (Denominator)   Amount
                                                       ----------- -------------  ---------
Basic Earnings Per Share:

For the three months ended March 31, 2000
   Net Income                                          $   126,226

    Income available to common stockholders            $   126,228       981,315  $     .13
                                                       ===========  ============  =========

For the three months ended March 31, 1999
   Net Income                                          $   107,768

    Income available to common stockholders            $   107,768       831,590  $     .13
                                                       ===========  ============  =========

Diluted Earnings Per Share:

For the three months ended March 31, 2000
   Net Income available to common stockholders         $  126,228        981,315

   Add: Contracts to issue common stock
        Warrants - expire 9/30/01                                          5,333
        Warrants - expire 1/27/07                                            333
        Options - expire 12/31/05 - 6/30/08                                7,622
                                                                    ------------
        Weighted-average diluted shares outstanding                       13,288

   Diluted earnings per common share:                  $   126,228       994,603   $    .13
                                                       ===========  ============  =========

For the three months ended March 31, 1999
   Net Income available to common stockholders         $  107,768        831,590

   Add: Contracts to issue common stock
        Warrants expire 12/31/99                                           2,000
        Warrants - expire 9/30/01                                          4,571
        Warrants - expire 1/27/07                                            286
        Options - expire 12/31/05 - 6/30/08                                6,240
                                                                    ------------
        Weighted-average diluted shares outstanding                       13,097

   Diluted earnings per common share:                  $   107,768       844,687   $    .13
                                                       ===========  ============  =========

Contingencies & Commitments
---------------------------
     In the opinion of management, there were no legal matters pending as of March 31, 2000 which would have a material effect on the Company's financial statements.

                           PART II. OTHER INFORMATION

ITEM 6:  EXHIBITS AND REPORTS ON FORM 8-K

(6)       None.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        UNITED FINANCIAL BANKING COMPANIES, INC.


                                        By: /s/ HAROLD C. RAUNER
                                            -------------------------------
                                            Harold C. Rauner
                                            President and CEO

                                            /s/ LISA M. PORTER
                                            ------------------------------
                                            Lisa M. Porter
                                            Chief Financial Officer

Date:         May 11, 2000
         ----------------------

================================================================================

                               TABLE OF CONTENTS

                                                               Page
Summary.......................................................
Risk Factors..................................................
Caution About Forward Looking Statements......................
Selected Consolidated Financial Data..........................
Use of Proceeds...............................................
Capitalization................................................
Market For Common Stock and Dividends.........................
United Financial Banking Companies, Inc.......................
Description of Capital Stock..................................
Legal Matters.................................................
Experts.......................................................
Additional Information About UFBC and Documents
   Included With This Prospectus .............................

                           ________________

UFBC has not authorized anyone to give any information or make any representation about the offering that differs from, or adds to, the information in this prospectus or in its documents that are publicly filed with the Securities and Exchange Commission. Therefore, if anyone does give you different or additional information, you should not rely on it. The delivery of this prospectus and/or the sale of shares of common stock do not mean that there have not been any changes in UFBC's condition since the date of this prospectus. If you are in a jurisdiction where it is unlawful to offer to sell, or to ask for offers to buy, the securities offered by this prospectus, or if you are a person to whom it is unlawful to direct such activities, then the offer presented by this prospectus does not extend to you. This prospectus speaks only as of its date except where it indicates that another date applies. Documents that are incorporated by reference in this prospectus speak only as of their date, except where they specify that other dates apply.

                           United Financial Banking
                                Companies, Inc.

                                  Common Stock

                                      and


                             Warrants to Purchase
                                 Common Stock




                                  Prospectus
                                ___________, 2000
                             ___________________

================================================================================

                PART II: INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution


     The expenses payable by the Company in connection with the Offering described in this Registration Statement (other than underwriting discounts and commissions) are as follows:

Registration Fee.......................................      $ 1,708
*Legal Fees............................................        5,000
*Printing, Engraving and Edgar.........................        2,500
*Accounting Fees and Expenses..........................        1,000
*Other Expenses........................................          792

               Total...................................      $11,000
                                                             =======

-------------
*    Estimated


Item 15.  Indemnification of Directors and Officers


UFBC's Bylaws provide that the Company shall, to the full extent required or permitted by the Virginia Stock Corporation Act or other applicable law, indemnify an officer or director of the company who is or was a party to any proceeding by reason of the fact of service as an officer or director, or service at UFBC's request as an officer, director, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.


     The Virginia Stock Corporation Act provides in relevant part as follows:


(S) 13.1-696
Definitions
In this article:
"Corporation" includes any domestic or foreign predecessor entity of a corporation in a merger or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

"Director" means an individual who is or was a director of a corporation or an individual who, while a director of a corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. A director is considered to be serving an employee benefit plan at the corporation's request if his duties to the corporation also impose duties on, or otherwise involve services by, him to the plan or to participants in or beneficiaries of the plan. "Director" includes, unless the context requires otherwise, the estate or personal representative of a director.

"Expenses" includes counsel fees.

"Liability" means the obligation to pay a judgment, settlement, penalty, fine, including any excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding.

"Official capacity" means, (i) when used with respect to a director, the office of director in a corporation; or (ii) when used with respect to an individual other than a director, as contemplated in (S)13.1-702, the office in a corporation held by the officer or the employment or agency relationship undertaken by the employee or agent on behalf of the corporation. "Official capacity" does not include service for any other foreign or domestic corporation or any partnership, joint venture, trust, employee benefit plan, or other enterprise.

"Party" includes an individual who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

"Proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal.


(S) 13.1-697
Authority to indemnify
A. Except as provided in subsection D of this section, a corporation may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if:

1. He conducted himself in good faith; and
2. He believed:
a. In the case of conduct in his official capacity with the corporation, that his conduct was in its best interests; and
b. In all other cases, that his conduct was at least not opposed to its best interests; and
3. In the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.
B. A director's conduct with respect to an employee benefit plan for a purpose he believed to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of subdivision 2 b of subsection A of this section.
C. The termination of a proceeding by judgment, order, settlement or conviction is not, of itself, determinative that the director did not meet the standard of conduct described in this section.
D. A corporation may not indemnify a director under this section:
1. In connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or
2. In connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.
E. Indemnification permitted under this section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

(S) 13.1-698
Mandatory indemnification
Unless limited by its articles of incorporation, a corporation shall indemnify a director who entirely prevails in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.


(S) 13.1-699
Advance for expenses
A. A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if:
1. The director furnishes the corporation a written statement of his good faith belief that he has met the standard of conduct described in (S) 13.1-697;
2. The director furnishes the corporation a written undertaking, executed personally or on his behalf, to repay the advance if it is ultimately determined that he did not meet the standard of conduct; and
3. A determination is made that the facts then known to those making the determination would not preclude indemnification under this article.
B. The undertaking required by subdivision 2 of subsection A of this section shall be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make repayment.
C. Determinations and authorizations of payments under this section shall be made in the manner specified in (S)13.1-701.

(S) 13.1-700.1
Court orders for advances, reimbursement or indemnification
A. An individual who is made a party to a proceeding because he is or was a director of a corporation may apply to a court for an order directing the corporation to make advances or reimbursement for expenses or to provide indemnification. Such application may be made to the court conducting the proceeding or to another court of competent jurisdiction.
B. The court shall order the corporation to make advances and/or reimbursement for expenses or to provide indemnification if it determines that the director is entitled to such advances, reimbursement or indemnification and shall also order the corporation to pay the director's reasonable expenses incurred to obtain the order.
C. With respect to a proceeding by or in the right of the corporation, the court may (i) order indemnification of the director to the extent of his reasonable expenses if it determines that, considering all the relevant circumstances, the director is entitled to indemnification even though he was adjudged liable to the corporation and (ii) also order the corporation to pay the director's reasonable expenses incurred to obtain the order of indemnification.

D. Neither (i) the failure of the corporation, including its board of directors, its independent legal counsel and its shareholders, to have made an independent determination prior to the commencement of any action permitted by this section that the applying director is entitled to receive advances and/or reimbursement nor (ii) the determination by the corporation, including its board of directors, its independent legal counsel and its shareholders, that the applying director is not entitled to receive advances and/or reimbursement or indemnification shall create a presumption to that effect or otherwise of itself be a defense to that director's application for advances for expenses, reimbursement or indemnification.


(S) 13.1-701
Determination and authorization of indemnification
A. A corporation may not indemnify a director under (S)13.1-697 unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because he has met the standard of conduct set forth in (S)13.1-697.
B. The determination shall be made:
1. By the board of directors by a majority vote of a quorum consisting of directors not at the time parties to the proceeding;
2. If a quorum cannot be obtained under subdivision 1 of this subsection, by majority vote of a committee duly designated by the board of directors (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to the proceeding;
3. By special legal counsel:
a. Selected by the board of directors or its committee in the manner prescribed in subdivisions 1 and 2 of this subsection; or
b. If a quorum of the board of directors cannot be obtained under subdivision 1 of this subsection and a committee cannot be designated under subdivision 2 of this subsection, selected by majority vote of the full board of directors, in which selection directors who are parties may participate; or
4. By the shareholders, but shares owned by or voted under the control of directors who are at the time parties to the proceeding may not be voted on the determination.
C. Authorization of indemnification and evaluation as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible, except that if the determination is made by special legal counsel, authorization of indemnification and evaluation as to reasonableness of expenses shall be made by those entitled under subdivision 3 of subsection B of this section to select counsel.

(S) 13.1-702
Indemnification of officers, employees and agents
Unless limited by a corporation's articles of incorporation,
1. An officer of the corporation is entitled to mandatory indemnification under
(S)13.1-698 and is entitled to apply for court-ordered indemnification under
(S)13.1-700.1, in each case to the same extent as a director; and
2. The corporation may indemnify and advance expenses under this article to an officer, employee, or agent of the corporation to the same extent as to a director.

(S) 13.1-703
Insurance
A corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, or agent of the corporation, or who, while a director, officer, employee, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against liability asserted against or incurred by him in that capacity or arising from his status as a director, officer, employee, or agent, whether or not the corporation would have power to indemnify him against the same liability under (S)13.1-697 or (S)13.1-698.


(S) 13.1-704
Application of article
A. Unless the articles of incorporation or bylaws expressly provide otherwise, any authorization of indemnification in the articles of incorporation or bylaws shall not be deemed to prevent the corporation from providing the indemnity permitted or mandated by this article.

B. Any corporation shall have power to make any further indemnity, including indemnity with respect to a proceeding by or in the right of the corporation, and to make additional provision for advances and reimbursement of expenses, to any director, officer, employee or agent that may be authorized by the articles of incorporation or any bylaw made by the shareholders or any resolution adopted, before or after the event, by the shareholders, except an indemnity against (i) his willful misconduct, or (ii) a knowing violation of the criminal law. Unless the articles of incorporation, or any such bylaw or resolution expressly provide otherwise, any determination as to the right to any further indemnity shall be made in accordance with (S)13.1-701 B. Each such indemnity may continue as to a person who has ceased to have the capacity referred to above and may inure to the benefit of the heirs, executors and administrators of such a person.
C. No right provided to any person pursuant to this section may be reduced or eliminated by any amendment of the articles of incorporation or bylaws with respect to any act or omission occurring before such amendment.


Item 16.  Exhibits and Financial Statement Schedules.


     The exhibits filed as part of this registration statement are as follows:


     (a)  List of Exhibits


     Number    Description
     ------    -----------


     5    Form of Opinion of Kennedy, Baris & Lundy, L.L.P.

     11   Statement Regarding Computation of Earnings Per Share

     23.1 Consent of D.R. Maxfield & Company, Independent Auditors

     23.2 Consent of Kennedy, Baris & Lundy, L.L.P. (included in Exhibit 5)

Item 17.  Undertakings

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Act"), each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vienna, Commonwealth of Virginia, on June 19, 2000.


                                 UNITED FINANCIAL BANKING COMPANIES, INC.


                                 By:   /s/ Harold C. Rauner
                                      -----------------------------------
                                      Harold C. Rauner
                                      President and Chief Executive Officer


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


   Signatures                           Title                       Date



 /s/ Manuel V. Fernandez          Vice Chairman of the Board      June 19, 2000
------------------------------    of Directors
Manuel V. Fernandez



 /s/ William J. McCormick, Jr.    Director                        June 19, 2000
------------------------------
William J. McCormick, Jr.



 /s/ Dennis I. Meyer              Director                        June 19, 2000
------------------------------
Dennis I. Meyer



 /s/ Edward H. Pechan             Director                        June 19, 2000
------------------------------
Edward H. Pechan



 /s/ Harold C. Rauner             President, Chief Executive      June 19, 2000
-----------------------------     Officer and Director
Harold C. Rauner                  (Principal Executive Officer)


/s/ Sharon A. Stakes              Executive Vice President and    June 19, 2000
-----------------------------     Director
Sharon A. Stakes



/s/ Jeffery T. Valcourt           Chairman of the Board of        June 19, 2000
------------------------------    Directors
Jeffery T. Valcourt



 /s/ Lisa M. Porter               Chief Financial Officer         June 19, 2000
------------------------------    (Principal Accounting and
Lisa M. Porter                    Financial Officer)



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